FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 27, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FINANCIAL REPORT

EURO DISNEY S.C.A.

2005 Annual Review

Summary

Management General Report on the Group Euro Disney S.C.A.

INTRODUCTION

On February 23, 2005, Euro Disney S.C.A. (the “Company”) completed an increase in shareholders’ equity through an offering of preferential subscription rights, the final step in a comprehensive restructuring (the “Restructuring”) of the financial obligations of the Company and its consolidated subsidiaries (the “Group”). By completing the Restructuring, the Group now has the opportunity to pursue a strategy designed to attract new Theme Park visitors and hotel guests, and to increase visitation by improving guest satisfaction and value perception with an expanded multi-faceted development plan.

Beginning last year with The Legend of the Lion King Show, the Group launched a program to increase its product offer at both the Disneyland and Walt Disney Studios parks. For the second half of fiscal year 2005, the Group opened Space Mountain: Mission 2, an exciting new experience to celebrate the 10th anniversary of one of Disneyland Park’s most popular attractions.

For April 2006, the Group plans on opening in Disneyland Park Buzz Lightyear Laser Blast, a ride-through interactive adventure featuring Buzz Lightyear and characters inspired by the Walt Disney Pictures presentation of the Pixar Animation Studios film, Toy Story 2. Buzz enlists guests to help him in the fight against the evil Emperor Zurg. Boarding a space cruiser, the guests spin, twist and turn their way through the galaxy while shooting at Zurg’s bad toy forces with on-board blasters. With each target hit, guests accumulate points that help them rise through the ranks of Buzz Lightyear’s elite squadron and help the universe.

Beginning with fiscal year 2007, exciting new additions are planned in the Walt Disney Studios Park. First, an exciting new land consisting of multiple new attractions, Toon Studios, is scheduled to open. Toon Studios will be followed by the extremely popular and iconic Tower of Terror, scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience and thereby driving attendance and occupancy growth as well as increases in guest spending.

Total capital spending for the fiscal year 2005 through 2009 attraction program is budgeted at approximately €240 million, of which approximately €39 million has been incurred through the end of fiscal year 2005.

FINANCIAL RESTRUCTURING

In September 2004, the Group reached final agreement with its lenders and The Walt Disney Company (“TWDC”) on a comprehensive restructuring of the Group’s financial situation. The Restructuring was finalised on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the Restructuring were the following:

•	A share capital increase with gross proceeds of €253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of €0.09 each.

•	A new €150 million credit line made available by TWDC to replace the expired €167.7 million credit line. In addition, TWDC forgave €10 million of the expired credit line and converted €110 million of the remaining balance to subordinated long-term debt.

•	Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing €100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt.

•	Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total €125 million) and partially on a conditional basis (up to €200 million), with the conditional portion depending on the Company’s financial performance.

•	Avoidance of lease-related payments in the amount of €292.1 million, (plus €16 million of interest that would have been payable) to Euro Disney Associés S.C.A. (“EDA”), to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA).

•	Bank authorisation to implement a €240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The Restructuring as described above provides significant liquidity and protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions. Prospectively, the Group’s statement of income will be affected by the interest expense impact of debt and royalties and management fees deferrals partially offset by the interest income impact on increased cash, as well as larger minority interests. Increased minority interests reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the Company’s contribution of substantially all of its assets and liabilities.

The other significant terms of the Restructuring and its impact on the Group are described in the Company’s Reference Document filed with the Autorité des Marchés Financiers on January 10, 2005 under number R-05-03 and in the Consolidated Financial Statements for fiscal year 2005.

CHANGE IN GROUP STRUCTURE

In conjunction with the legal reorganisation implemented as part of the Restructuring described above, EDA became an 82% owned subsidiary of the Group in 2005. Until this legal reorganisation was finalised, Euro Disney S.C.A. had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was already included in the Group as a special purpose financing company, as its operating activity consisted of financing and leasing a significant portion of the Group’s Theme Park assets. As a result of the Restructuring negotiations, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of Euro Disney S.C.A. and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA. For purposes of financial reporting, the legal reorganisation of the Group has not affected the effective control of Euro Disney S.C.A. on EDA. As the change in ownership in these two entities reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests. As discussed below, the new allocation between the Group’s result and minority interests has been reflected in the consolidated accounts, effective October 1, 2004.

SUMMARY OF FINANCIAL RESULTS IN FISCAL YEAR 2005

Revenues increased 3% to a record €1,076.0 million in fiscal year 2005, reflecting increased spending by Theme Park visitors and higher real estate development revenues, partially offset by reduced hotel guest spending. Hotel occupancy reached 80.7% and Theme Park attendance was 12.3 million.

Net loss (after allocation to minority interests) decreased by €50.3 million from €145.2 million in fiscal year 2004 to €94.9 million in fiscal year 2005, primarily as a result of the Restructuring and reduced exceptional charges. Exceptional charges decreased in the current year due to a one-time gain from forgiveness of debt by TWDC in connection with the Restructuring compared to the prior-year write-off of equipment related to an attraction that is being replaced with Buzz Lightyear Laser Blast. Minority interest in losses increased in the current year due to TWDC’s increased investment in EDA under the terms of the Restructuring.

Earnings before minority interest, income taxes, exceptional items, interest, depreciation and amortisation (“EBITDA”) decreased from €122.9 million to €117.1 million, reflecting increased operating costs, primarily due to increased labour costs, partially offset by revenue growth. Increased labour costs primarily reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour work-week. As a percentage of revenues, EBITDA was 11% in fiscal year 2005, and 12% in fiscal year 2004.

The Group generated €18.4 million of operating cash flow in fiscal year 2005 despite the net loss, since a portion of the Group’s operating expenses consist of non-cash depreciation and amortisation charges. In comparison to the prior year, operating cash flow decreased €106.2 million, reflecting the cash payment of fiscal year 2004 royalties and management fees, as well as the payment of 2004 accrued interest on the CDC loans for Walt Disney Studios, both of which had been contractually deferred to fiscal year 2005.

FISCAL YEAR 2005 FINANCIAL RESULTS

Consolidated summary statements of income

	FISCAL YEAR	FISCAL YEAR	VARIANCE
(€ IN MILLIONS)	2005	2004	AMOUNT	%
Revenues	1,076.0	1,048.0	28.0	3%
Costs and expenses	(1,102.9)	(1,071.9)	(31.0)	(3)%
Loss before Financial Charges	(26.9)	(23.9)	(3.0)	(13)%
Net financial charges	(87.9)	(105.7)	17.8	17%
Loss before Exceptional Items	(114.8)	(129.6)	14.8	11%
Exceptional items, net	0.4	(22.3)	22.7	102%
Income tax	(1.1)	—	(1.1)	n/m
Net Loss (before Allocation to Minority Interests)	(115.5)	(151.9)	36.4	24%
Minority interests	20.6	6.7	13.9	207%
Net Loss (after Allocation to Minority Interests)	(94.9)	(145.2)	50.3	35%

EBITDA and segment analysis
	FISCAL YEAR	FISCAL YEAR	VARIANCE
(€ IN MILLIONS)	2005	2004	AMOUNT	%
Resort Segment	(33.6)	(25.6)	(8.0)	(31)%
Real Estate Segment	6.7	1.7	5.0	294%
Loss before Financial Charges	(26.9)	(23.9)	(3.0)	(13)%
Plus: Depreciation and amortisation	144.0	146.8	(2.8)	(2)%
EBITDA (1)	117.1	122.9	(5.8)	(5)%
As a percentage of revenues	11%	12%	—	1 ppt

(1)	Because of the substantial increase in depreciation and amortisation charges that began in fiscal year 2004 resulting from the consolidation of the special purpose financing companies pursuant to the change in accounting principles as well as the Group’s substantial financial charges attributable to its debt structure, management determined that EBITDA is a key metric to evaluate the periodic performance of the Group’s business. While management believes that EBITDA is a useful tool for evaluating performance, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for income (loss) before net financial charges, net income (loss) or operating cash flow in evaluating the Group’s financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group.

	FISCAL YEAR	FISCAL YEAR	VARIANCE
	2005	2004	AMOUNT	%
Theme Park attendance (in millions) (1)	12.3	12.4	(0.1)	(1)%
Theme Park spending per guest (2) (in €)	44.3	42.7	1.6	4%
Hotel occupancy rate (3)	80.7%	80.5%	—	0.2 ppt
Hotel total spending per room (4) (in €)	179.1	186.6	(7.5)	(4)%

(1)	Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
(2)	Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.
(3)	Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4)	Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Theme Park spending per guest and hotel spending per room were affected by a fiscal year 2005 change in the allocation of total vacation package pricing between hotel rooms and Theme Park admissions, with the greater allocation being made to Theme Park admissions.

DISCUSSION OF COMPONENTS OF OPERATING RESULTS

Revenues by Segment

Revenues of the Group were generated from the following sources:

	FISCAL YEAR	FISCAL YEAR	VARIANCE
(€ IN MILLIONS)	2005	2004	AMOUNT	%
Theme Parks	549.7	531.3	18.4	3%
Hotels and Disney Village	394.6	405.2	(10.6)	(3)%
Other	103.0	99.7	3.3	3%
Resort Segment	1,047.3	1,036.2	11.1	1%
Real Estate Segment	28.7	11.8	16.9	143%
Total Revenues	1,076.0	1,048.0	28.0	3%

Theme Park revenues increased 3% to €549.7 million from €531.3 million in the prior year, as a result of higher per guest spending. The revenue growth reflected increased admissions, merchandise and food and beverage spending. Admissions spending was favourably impacted by modest changes in admissions pricing, including an increased allocation of total revenues from resort vacation packages.

Hotels and Disney Village revenues decreased 3% to €394.6 million from €405.2 million in the prior year, reflecting a 4% decrease in average daily guest spending per room. The reduction in average daily guest spending per room includes the impact of a change in the allocation of resort vacation package pricing between hotel rooms and Theme Park admissions.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased over the prior year by €3.3 million to €103.0 million, reflecting higher transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

Real Estate Segment revenues increased from the prior year due to planned land sales for both residential and commercial purposes, including sales of land to third parties for housing near the Company’s golf course and additions to existing time share and shopping centre properties.

Costs and Expenses

Costs and expenses of the Group were composed of:

	FISCAL YEAR	FISCAL YEAR	VARIANCE
(€ IN MILLIONS)	2005	2004 (1)	AMOUNT	%
Direct operating costs (2)	697.6	663.5	34.1	5%
Marketing and sales expenses	104.0	112.6	(8.6)	(8)%
General and administrative expenses	97.9	91.3	6.6	7%
Depreciation and amortisation	144.0	146.8	(2.8)	(2)%
Royalties and management fees	59.4	57.7	1.7	3%
Total Costs and Expenses	1,102.9	1,071.9	31.0	3%

(1)	Certain reclassifications have been made to the fiscal year 2004 comparative amounts in order to conform to the fiscal year 2005 presentation.
(2)	Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Costs and expenses for fiscal year 2005 increased 3%, reflecting higher direct operating costs and general and administrative expenses, partially offset by reduced marketing and sales costs. Direct operating costs increased €34.1 million from the prior year, primarily reflecting the impact of higher labour costs and increased real estate cost of sales due to increased land sales, partially offset by a one-time benefit to business taxes due to the Restructuring.

General and administrative expenses were also higher due to increased labour costs. Marketing and sales expenses decreased €8.6 million, reflecting reduced media spending primarily in the first half of fiscal year 2005.

Increased labour costs reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour workweek. In fiscal year 2005, labour costs and related costs totalled €427.3 million, an increase of 7% over the fiscal year 2004 amount of €398.4 million.

Excluding labour costs and the cost of real estate sales, total operating costs decreased from the prior year by €8.7 million, or 1%.

NET FINANCIAL CHARGES

Net financial charges were composed of:

	FISCAL YEAR	FISCAL YEAR	VARIANCE
(€ IN MILLIONS)	2005	2004	AMOUNT	%
Financial income	3.9	2.8	1.1	39%
Financial expense	(91.8)	(108.5)	16.7	15%
Net Financial Charges	(87.9)	(105.7)	17.8	17%

Net financial charges decreased €17.8 million to €87.9 million in fiscal year 2005. This decrease was primarily attributable to the conversion of debt owed by EDA to subsidiaries of TWDC into equity of EDA as part of the Company’s Restructuring and reduced effective interest expense.

EXCEPTIONAL ITEMS, NET AND INCOME TAX

Exceptional Items, Net improved by €22.7 million compared to the prior year, reflecting a €10.0 million gain relating to the portion of the line of credit from TWDC that was forgiven as part of the Company’s Restructuring and a €9.2 million loss related to the write-off of equipment within Visionarium, an attraction in Disneyland Park, which was closed in fiscal year 2004 so that the building can house Buzz Lightyear Laser Blast, expected to open in April 2006. The Group incurred costs in fiscal years 2005 and 2004 associated with the restructuring of the Group’s debt of €8.6 million and €12.6 million, respectively.

Income tax expense reflects non-recurring taxes as a result of changes in the Group’s tax consolidation arising from the Restructuring. The Group’s unused tax loss carry-forwards approximate €1 billion at September 30, 2005, and are available to be carried forward indefinitely to offset the tax effect of future income.

MINORITY INTERESTS

Minority interests reflect the ownership of third parties in the financial results of the Company’s subsidiaries. For fiscal year 2004, the minority interests reflected the third-party ownership of the consolidated financing companies. For fiscal year 2005, minority interest reflect the ownership of the financing companies as well as the impact of the Restructuring.

As a result of the Company’s legal and financial restructuring, substantially all of the Company’s assets and liabilities were contributed to an 82% owned subsidiary, EDA. Subsidiaries of TWDC own the remaining 18% of EDA. The Restructuring was made effective October 1, 2004 in the Company’s consolidated accounts. Accordingly, the income statement reflects an allocation of 18% of the losses from EDA’s consolidated net results for the fiscal year 2005 to TWDC subsidiaries as the minority interests of EDA.

NET LOSS (AFTER ALLOCATION TO MINORITY INTERESTS)

The fiscal year 2005 net loss totalled €94.9 million compared to a net loss of €145.2 million in the prior year, reflecting a 35% improvement (€50.3 million).

CAPITAL INVESTMENT, FINANCING AND LIQUIDITY

Capital investment

	FISCAL YEAR	FISCAL YEAR	VARIANCE
(€ IN MILLIONS)	2005	2004	AMOUNT	%
Resort Segment	94.8	28.7	66.1	230%
Real Estate Segment	—	0.6	(0.6)	(100)%
Capital Investment	94.8	29.3	65.5	224%

Resort segment capital expenditures included primarily expenditures associated with the Group’s €240 million multi-year development plan approved during the Restructuring. During fiscal year 2005, €39.4 million was spent on the development and construction of Theme Park improvements including Buzz Lightyear Laser Blast attraction for Disneyland Park, Toon Studios and Tower of Terror for Walt Disney Studios. In addition, current year expenditures included the completion of Space Mountain: Mission 2 and Wishes, which were the highlight of this summers’ celebration of the 50th anniversary of the opening of Disneyland Park in California and other improvements to the existing asset base.

Fiscal year 2004 Resort segment capital expenditures included primarily the costs of developing and staging the new Legend of The Lion King stage show, which is presented several times daily on the Videopolis stage in the Disneyland Park, improvements to the Halloween and Christmas festivals and various other improvements to the existing asset base.

DEBT

The Group’s borrowings as of September 30, 2005 are detailed below:

		FISCAL YEAR
	SEPTEMBER	2005		SEPTEMBER
(€ IN MILLIONS)	2004	INCREASE	DECREASE	2005
CDC Senior Loans	127.5	125.0	(10.0)	242.5
CDC Subordinated Loans	783.8	59.8	(125.0)	718.6
Credit Facility – Phase IA	340.1	—	(66.6)	273.5
Credit Facility – Phase IB	150.5	—	(29.5)	121.0
Partner Advances – Phase IA	304.9	—	—	304.9
Partner Advances – Phase IB	96.9	—	(3.7)	93.2
TWDC Loans	17.3	135.0	—	152.3
TWDC Line of Credit	125.0	—	(125.0)	—
Sub-Total	1,946.0	319.8	(359.8)	1,906.0
Accrued Interest	106.8	23.8	(93.2)	37.4
Total Borrowings	2,052.8	343.6	(453.0)	1,943.4

The Group’s principal indebtedness (excluding accrued interest) decreased €40.0 million to €1,906.0 million as of September 30, 2005 compared to €1,946.0 million as of September 30, 2004, as a result of €114.8 million of principal repayments, the forgiveness by TWDC of €10 million of the expired €167.7 million line of credit, partially offset by the increased borrowings associated with the €59.8 million conversion of CDC Walt Disney Studios Loan accrued interest into subordinated long-term debt and the conversion of €25 million of management fees and royalties payable into subordinated long-term debt.

CASH FLOWS AND LIQUIDITY

As presented in the Group’s Consolidated Statements of Cash Flows, cash and cash equivalents increased by €156.4 million from the prior year to €287.7 million as of September 30, 2005.

Specifically, this increase in cash and cash equivalents resulted from:

–	Cash Flows from Operating Activities	€18.4 million
–	Cash Flows used in Investing Activities	€(72.7) million
–	Cash Flows from Financing Activities	€210.7 million

Cash flows generated by operating activities decreased €106.2 million from the prior year to €18.4 million, reflecting payment of fiscal year 2004 royalties and management fees in fiscal year 2005 and increased interest payments.

Cash flows used in investing activities totalled €72.7 million reflecting capital investment expenditures related primarily to the projects discussed above under “Capital Investment”.

Cash flows generated by financing activities totalled €210.7 million reflecting €253.3 million of gross proceeds from the Company’s February 2005 equity rights offering, net of €17.4 million of commissions and other equity raising costs paid to third-party financial institutions and advisors. Additionally, the Group repaid €114.8 million in debt, including €100.6 million paid through the transfer of debt security deposits held by the Group’s lenders and €5.0 million paid on the Company’s previous line of credit with TWDC. The Group also paid €14.4 million in costs related to the renegotiation of its debt agreements in connection with the Restructuring.

As of September 30, 2005, the Group had cash and cash equivalents of €287.7 million, including €48.3 million belonging to the consolidated financing companies. Based on existing cash, liquidity from the Company’s undrawn €150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future.

The Group has covenants under its debt agreements that limit its investment and financing activities. Beginning with fiscal year 2006, the Group must meet financial performance covenants that will necessitate earnings growth. Assuming successful revenue growth from, among other things, the impact of the Group’s multi-year investment program discussed below, the Group anticipates that operating results will be sufficient to meet its covenants.

EQUITY

Shareholders’ equity increased to €295.7 million as of September 30, 2005 from a deficit of €59.9 million as of September 30, 2004, which reflects the impacts of the Restructuring, partially offset by the net loss for the fiscal year.

As a result of the Restructuring, on February 23, 2005, substantially all of the Company’s assets and liabilities were contributed to EDA. As a result of this legal reorganisation, Euro Disney S.C.A.’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of €215.5 million.

Also in conjunction with the Restructuring, the Company completed an equity rights offering on February 23, 2005, which resulted in the issuance of 2.8 billion new shares at a price of €0.09 each generating gross proceeds of €253.3 million.

As of September 30, 2005, TWDC, through indirect wholly-owned subsidiaries, held 39.8% of the Company’s shares (40.6% as of September 30, 2004) and 10% of the Company’s shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family (15.9% as of September 30, 2004). No other shareholder has indicated to the Group that it holds more than 5% of the share capital of the Company. No dividend allocation is proposed with respect to fiscal year 2005, and no dividends were paid with respect to fiscal years 2004, 2003 and 2002.

MARKET RISK AND FINANCIAL INSTRUMENTS

The Group is exposed to the impact of interest and foreign currency exchange rate changes. In the normal course of business, the Group employs established policies and procedures to manage its exposure to changes in interest and foreign currency exchange rates using primarily swaps and forward rate agreements. It is the Group’s policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet its objectives. The Group does not enter into interest and foreign currency rate transactions for speculative purposes.

The Group has significant variable rate debt. With respect to these interest rate sensitive obligations, a hypothetical 10% increase in interest rates, as of September 30, 2005 and 2004, would have a €1.2 million and €1.0 million, respectively, unfavourable impact on near-term annual cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

The Group’s exposure to foreign currency risk arises primarily from British pound denominated sales and U.S. dollar denominated purchases. The Group primarily utilises foreign exchange forward contracts to hedge these expenditures. With respect to these foreign exchange rate sensitive instruments, a hypothetical 10% adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2005 and 2004 would result in a €7.6 million and €1.1 million decrease in their market value, respectively. No amount of this decrease would impact earnings since the loss on these instruments would be offset by an equal gain on the underlying exposure being hedged.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group will be adopting International Financial Reporting Standards (“IFRS”) in fiscal year 2006. Up to and including fiscal year 2005, the Group applied French generally accepted accounting principles. A special report detailing the impacts of the IFRS adoption on the Group’s financial statements has been completed and will be included in the Annual Report.

The adoption of IFRS will change certain line item classifications and disclosures in the Group’s financial statements. Additionally, the depreciation method for fixed assets will be changed to reflect the depreciable lives of predefined components. The Group will cease to accrue and expense the costs of major renovations in advance, but will instead recognize the capitalisable fixed asset components and non-capitalisable expenses of major renovations when incurred. With regard to the Group’s income statement for fiscal year 2006, the impact of the change to IFRS is not expected to be material.

MANAGEMENT COMPENSATION AND CORPORATE POSITIONS AND DIRECTORSHIPS HELD

See Exhibit 1 “Mandates of the Members of Supervisory Board.”

OUTLOOK

The Group believes that the implementation of its development and growth strategy and the improved financial flexibility from the Restructuring give it a significant opportunity to improve its financial performance, in what is forecast to be a growing European Theme Park market.

As a result of the Restructuring, the Group benefited from a substantial improvement in its cash and liquidity position. In addition, the Group’s strategy to increase the number of visitors is intended to boost revenues, which should result in increased EBITDA margin in the medium term. At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortisation resulting from the consolidation of the financing companies will continue to affect operating margin and net income. The Group anticipates that it will record net losses for at least the next several years.

In fiscal year 2006, management is seeking to improve both attendance and occupancy. It believes that its seasonal events and new investments, such as the addition in Disneyland Park of the new attraction Buzz Lightyear Laser Blast, as well as its integrated marketing, sales and pricing strategies, provide an opportunity to increase volumes and grow revenues.

The Group’s targeted revenue growth in fiscal year 2006, if it is achieved, will be used partially to cover an anticipated increase in operating expenses resulting primarily from increased labour expenses due to continued wage increases and reduction of subsidies related to the adoption of the 35-hour workweek.

The Group’s development strategy will result in part of the Group’s increased cash resources being devoted to increased capital expenditures and spending on major asset renovations. In fiscal year 2006, the Group expects to record a substantial increase in capital expenditures, which could total approximately €150 million based on the Group’s current budget (compared to €72.8 million in fiscal year 2005). The increase will result mainly from the completion of Buzz Lightyear Laser Blast in Disneyland Park in 2006 and the continued construction of additional new attractions scheduled to open in the coming years. The Group anticipates significant, but somewhat lower spending in 2007. A portion of ongoing capital expenditures will continue to be focused on enhancements at the Theme Parks and the hotels.

The information, assumptions and estimates that the Group has used to determine its objectives are subject to change or modification due to economic, financial and competitive uncertainties. In particular, attendance could be affected by a number of factors, some of which are beyond the Group’s control, including the state of the European travel and tourism industry (including the potential impact of increased oil prices), geopolitical considerations, factors affecting the French tourism market (such as weather conditions and the overall economy), the perceived attractiveness of the Resort compared to other travel destinations, and whether the Group is successful in implementing its Development Strategy and achieving the objectives of that strategy. Accordingly, the Group cannot give any assurance as to whether it will achieve the objectives described in this section, and it makes no commitment or undertaking to update or otherwise revise this information.

Chessy, November 15, 2005

The Management (Gérant), Euro Disney S.A.S.

the Gérant, Euro Disney S.A.S.

by: Karl L. Holz, Chairman and Chief Executive Officer

EXHIBIT 1

MANAGEMENT COMPENSATION AND CORPORATE POSITIONS AND DIRECTORSHIPS HELD

The statutory management (Mandataires Sociaux) of the Company is Euro Disney S.A.S., a French simplified corporation (S.A.S.), and the members of the Company’s Supervisory Board (Conseil de Surveillance).

Compensation of the Management Company (Gérant), Euro Disney S.A.S.:

Euro Disney S.A.S. is the management company (Gérant) of Euro Disney S.C.A., EDA and EDL Hôtels S.C.A. The compensation earned by Euro Disney S.A.S. in its role as management company during fiscal year 2005 was €10.8 million.

Compensation of the Supervisory Board and Corporate Positions and Directorships Held:

The aggregate compensation of the Supervisory Board paid during fiscal year 2005 was €121,948. Compensation for Supervisory Board members is proportional to attendance at meetings. For disclosure of the compensation paid to each member of the Supervisory Board individually as well as a complete list of the other corporate positions and directorships that each holds, see below. TWDC employees and officers are not paid by the Group for serving on the Supervisory Board.

Compensation of the Members of the Executive Committee of the Euro Disney Group:

The composition and number of members on the Executive Committee of the Group varied during the fiscal year 2005. Aggregate compensation paid to the members during the period of their tenure on the committee totalled €6.3 million in fiscal year 2005. As of September 30, 2005, these same officers held together a total of 34.5 million Euro Disney S.C.A. stock options.

The Members of the Supervisory Board, which are members of Euro Disney S.C.A. and Euro Disney Associés S.C.A. Supervisory Board, are:

MEMBERS OF THE SUPERVISORY BOARD	OTHER POSITIONS AND DIRECTORSHIPS HELD IN FRENCH AND FOREIGN COMPANIES
Antoine Jeancourt-Galignani, President	Gecina (until June 2005) SNA Holding (Bermuda) Ltd	President of the Board of Directors
Compensation: €45,735	AGF
Gecina
Kaufman & Broad S.A.
	SNA-Re (Bermuda) Ltd	Member of the Board of Directors
SNA SAL, Lebanon
Société Générale
Total Fina Elf
	Jetix N.V., Pays-Bas (until September 2005)	Member of the Supervisory Board
Hypo Real Estate Holding AG, Germany
Philippe Labro	PhL Communication S.A.R.L.	Project Director, Design and Operations
Compensation: €22,866	Direct 8	Vice-President
	Ediradio (RTL)	Member of the Supervisory Board
Dr Jens Odewald	Odewald & Compagnie GmbH, Berlin
Compensation: €22,856	Odewald & Compagnie Gesellschaft für Beteiligungen GmbH, Berlin	Chairman and Managing Director
	Tuja Holding GmbH Trans-o-Flex Schnell – Lieferdienst GmbH, Weinheim	Chairman of the Supervisory Board
	Tchibo Holding AG, Hamburg	Member of the Supervisory Board
Laurence Parisot	Ifop-Asecom Latin America (Argentina)
Compensation: €22,866	Ifop CMR (Toronto)
Ifop Participations S.A.
	Ifop S.A. (until September 2005)	Chairman and Chief Executive Officer
Ifop Westwego (Canada)
Optimum S.A. (until June 2005)
	Medef (French Business Confederation)	President
	Havas S.A. (since June 2005)	Member of the Board of Directors
	Michelin S.C.A. (since May 2005)	Member of the Supervisory Board
	Conseil économique et social	Adviser
Gradiva S.A.R.L.
	MP3	Gérant
IFOP-Tite Live S.A.R.L. (until June 2005)

MEMBERS OF THE SUPERVISORY BOARD	OTHER POSITIONS AND DIRECTORSHIPS HELD IN FRENCH AND FOREIGN COMPANIES
James A. Rasulo	ARDC-Ocala 201, LLC
Compensation: -	Character Concepts (Division of Walt Disney World Co.)
	Disney Business Productions, LLC	Chairman and President
W.D. Attractions, Inc.
Disney Regional Entertainment Florida
Walt Disney Parks and Resorts, LLC
	Mighty Ducks Hockey Club, Inc. (until April 2005)	Director, Chairman and President
Club 33
Compass Rose Corporation
DCSR, Inc.
Disney Entertainment Productions
Disneyland, Inc.
Disney Magic Corporation
Disney Regional Entertainment, Inc.
Disney Wonder Corporation
	Euro Disney Corporation	President and Director
Magic Kingdom, Inc.
Vista Title Insurance Agency, Inc.
Walt Disney Entertainment
Walt Disney Imagineering Research &
Development, Inc.
Walt Disney Touring Productions
WCO Parent Corporation
	Walt Disney Parks and Resorts Online	Director and Chairman
	WCO Land Corporation	Vice-President and Director
WCO Leisure, Inc.
	Disney Worldwide Services, Inc	Senior Vice-President
Disney Incorporated
Disneyland International
Walt Disney Travel Co., Inc.
Walt Disney World Co.
	Walt Disney World Hospitality & Recreation	Director
Corporation
WCO Hotels, Inc.
From Time to Time, Inc.
Vista Communications, Inc.
	Disney Realty Inc.	Director and Executive Vice-President
Anthony Martin Robinson	Center Parks UK Plc.	Executive Chairman
Compensation: €7,622	Regus Plc	Non Executive Director
Thomas O. Staggs	Disney Enterprises, Inc.	Senior Executive Vice-President and Chief Financial Officer
Compensation: -
	The Walt Disney Company	Senior Executive Vice-President and
Chief Financial Officer
Chairman, Investment and Administrative
Committee
ABC, Inc.
ABC News Online Investments, Inc.
	Disney Media Ventures, Inc.	Vice-President and Executive Vice-President
Disney TeleVentures, Inc.
Disney Worldwide Services, Inc.
	Allemand Subsidiary, Inc.	Director
B.V. Film Finance Co. II
EDL Holding Company
EDL S.N.C. Corporation
	Euro Disney Investments, Inc.	Chairman and President and Director
WDW Services II, Inc.
WDT Services, Inc.
Jetix Europe N.V.
	Larkspur International Sales, Inc.	President and Chairman
WDWH&R Services, Inc.
	ABC Family Worldwide, Inc.	Chief Financial Officer
	Steamboat Ventures, LLC	Member

Compensation disclosed above represents compensation paid by the Group in fiscal year 2005. Supervisory Board compensation is proportional to attendance at meetings.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

		SEPTEMBER
(€ IN MILLIONS)	NOTES	2005	2004	2003
Fixed Assets
Intangible assets		55.6	52.4	57.6
Tangible assets	3	2,295.2	2,343.9	928.0
Financial assets	4	11.3	115.3	1,332.2
		2,362.1	2,511.6	2,317.8

Other Assets
Inventories	5	39.2	41.5	41.8
Accounts receivable:
Trade	6	74.0	72.7	76.9
Other	7	79.8	59.8	45.9
Short-term investments	8	280.8	120.8	34.9
Cash		10.1	10.6	11.2
		483.9	305.4	210.7
Deferred Charges	9	48.1	59.6	55.1
Total Assets		2,894.1	2,876.6	2,583.6

Shareholders’ Equity (Deficit)
Share capital	10	39.0	10.8	802.5
Share premium	10	1,442.5	1,235.7	291.4
Accumulated deficits	10	(1,185.8)	(1,306.4)	(9.5)
		295.7	(59.9)	1,084.4
Minority Interests	11	106.3	339.6	—
Quasi-Equity	12	—	—	152.8
Provisions for Risks and Charges	13	96.9	98.2	120.1
Borrowings	14	1,943.4	2,052.8	867.5
Current Liabilities
Payable to related companies	15	62.8	73.3	56.9
Accounts payable and accrued liabilities	16	295.2	284.3	214.3
		358.0	357.6	271.2
Deferred Revenues	17	93.8	88.3	87.6
Total Shareholders’ Equity and Liabilities		2,894.1	2,876.6	2,583.6

The accompanying footnotes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		FISCAL YEAR
(€ IN MILLIONS)	NOTES	2005	2004	2003
Revenues	18	1,076.0	1,048.0	1,047.5

Costs and Expenses	19	(1,102.9)	(1,071.9)	(915.1)
Income (Loss) before Lease and Financial Charges		(26.9)	(23.9)	132.4
Net Financial Charges
Lease rental expense	25	—	—	(193.8)
Financial income		3.9	2.8	49.0
Financial expense	14	(91.8)	(108.5)	(55.5)
		(87.9)	(105.7)	(200.3)
Loss before Exceptional Items		(114.8)	(129.6)	(67.9)
Exceptional income/(loss), net	20	0.4	(22.3)	11.9
Income tax	21	(1.1)	—	—
Net Loss (before Allocation to Minority Interests)		(115.5)	(151.9)	(56.0)
Minority interests	11	20.6	6.7	—
Net Loss (after Allocation to Minority Interests)		(94.9)	(145.2)	(56.0)
Average number of common shares outstanding (in millions)	10	2,771.7	1,062.0	1,056.0
Loss per Share (in €)	2	(0.03)	(0.14)	(0.05)

The accompanying footnotes are an integral part of these financial statements.

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

			FISCAL YEAR
(€ IN MILLIONS)	NOTES		2005	2004	2003
Net Loss (after Allocation to Minority Interests)			(94.9)	(145.2)	(56.0)

Minority Interests	11		(20.6)	(6.7)	—
Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	19		144.0	146.8	65.6
Loan repayments received from Phase I Financing Companies			—	—	52.1
Other			1.0	24.2	(10.6)
Changes in:
Receivables			(21.4)	(2.7)	48.6
Inventories			2.3	0.3	(3.1)
Payables and other accrued liabilities			8.0	107.9	(8.5)
Cash Flows from Operating Activities			18.4	124.6	88.1

Proceeds from the sale of fixed assets			—	—	45.4
Capital expenditures for tangible and intangible assets	3		(72.8)	(28.6)	(72.9)
Other			0.1	(0.2)	(1.3)
Cash Flows used in Investing Activities			(72.7)	(28.8)	(28.8)

Gross proceeds from equity offering	10		253.3	—	—
Payment of equity issuance costs	10		(17.4)	(0.4)	—
Proceeds from new borrowings			—	22.5	40.0
Repayments of borrowings			(114.8)	(66.2)	(15.0)
(Increase)/Decrease in debt security and other deposits	4		104.0	(10.5)	(59.6)
Debt restructuring costs paid			(14.4)	(4.5)	—
Cash Flows from/(used in) Financing Activities			210.7	(59.1)	(34.6)

Change in cash and cash equivalents			156.4	36.7	24.7
Cash and cash equivalents, beginning of period			131.3	94.6	21.3
Cash and Cash Equivalents, end of period			287.7	131.3	46.0

Supplemental Cash Flow Information:
Interest paid			93.2	61.1	20.3
Lease rental expense paid, net			—	—	95.0

Non-Cash Transactions:
Deferral into borrowings of accrued interest under CDC subordinated loans	14	(a)	59.8	—	—
Deferral into borrowings of fiscal year 2005 management fees and royalties	19	(b)	25.0	—	—
Forgiveness by TWDC on €167.7 million line of credit	14	(g)	10.0	—	—
Reallocation between accumulated deficit and minority interests	10		215.5	—	—
Conversion of bonds redeemable in shares into equity	12		—	152.5	—
Transfer of EDA borrowings and accrued interest to minority interest			—	384.1	—

			SEPTEMBER
			2005	2004	2003
Reconciliation to Balance Sheet:
Cash			10.1	10.6	11.2
Short-term investments			280.8	120.8	34.9
Bank over-drafts (recorded in accounts payable and accruals)			(3.2)	(0.1)	(0.1)
Cash and Cash Equivalents, end of period (1)			287.7	131.3	46.0

(1)	Includes €48.3 million, and €49.1 million of cash and short-term investments of the consolidated financing companies as of September 30, 2005, and September 30, 2004 respectively.

The accompanying footnotes are an integral part of these financial statements.

1.	DESCRIPTION OF THE BUSINESS AND THE FINANCIAL NEGOTIATIONS

1.1	DESCRIPTION OF THE BUSINESS

Euro Disney S.C.A. (the “Company”) and its subsidiaries (the “Legally Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 (“Opening Day”). The Group operates Disneyland Resort Paris which includes two Theme Parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39.8% owned by an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company’s Gérant), an indirect, wholly-owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC. The legal reorganisation within the Group transformed the Company into a holding company. Substantially all the assets and liabilities of the Group were transferred to Euro Disney Associés S.C.A. (“EDA”), which became the primary operating company for the Group. EDA is an 82% owned subsidiary of the Company and is managed by Euro Disney S.A.S. The remaining 18% interest in EDA is held equally by two indirect, wholly-owned subsidiaries of TWDC. Entities included in the fiscal year 2005 consolidated financial statements and their primary operating activities are as follows. Changes from the prior year are noted:

COMPANY(1)	% OF OWNERSHIP	PRIMARY ACTIVITY
Euro Disney S.C.A.	Parent Company	Holding Company
Euro Disney Commandité S.A.S.	100	General Partner of EDA S.C.A.
Euro Disney Associés S.C.A. (“EDA”) (2) (3)	82	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	82	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities
Hotel New-York Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Newport Bay Club Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Sequoia Lodge Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Hotel Cheyenne Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Hotel Santa Fe Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Centre de Divertissements Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Centre de Congrès Newport S.A.S. (2)	0	Financing company for Newport Bay Club Convention Centre assets
EDL Hôtels Participations S.A.S	82	General Partner of EDL Hôtels S.C.A.
EDL Services S.A.S.	82	Management company of the Phase IB Financing Companies
Euro Disneyland S.N.C. (“Phase IA Financing Company”) (2)	0	Financing company for Phase IA assets
Euro Disney Vacances S.A.S	82	Tour operator selling Disneyland Resort Paris holiday packages
Euro Disney Vacaciones S.A.	81.9	Spanish subsidiary of Euro Disney Vacances S.A.S. (inactive)
Val d’Europe Promotion S.A.S.	82	Real estate developer
Les Villages Nature de Val d’Europe S.A.R.L. (1)	41	Joint venture with Pierre & Vacances to establish a feasibility study
S.E.T.E.M.O. Imagineering S.A.R.L.	82	Provides studies and management of construction projects
ED Spectacles S.A.R.L.	82	Operator of Buffalo Bill’s Wild West Show
Débit de Tabac S.N.C.	82	Tobacco retailer at Disney Village
Convergence Achats S.A.R.L. (1)	41	Joint venture with Groupe Flo to negotiate food purchasing contracts
ED Resort Services S.A.S.	82	Company currently inactive
ED Finances 1,2,3,4 S.N.C.	82	Companies (4) currently inactive

(1)	All entities are globally consolidated except for Convergence Achats S.A.R.L. and Les Villages Nature de Val d’Europe S.A.R.L. which are accounted for by the proportional consolidation method. All the companies except Convergence Achats S.A.R.L. and Euro Disney Vacaciones S.A. are head-quarted in Chessy, Marne-la-Vallée, France.
(2)	Effective October 1, 2003 these entities were consolidated as a result of the adoption of new accounting rules related to financing companies (See Note 2). Except for EDA and Centre de Congrès Newport S.A.S., these entities have calendar year ends, however the balances consolidated are for the 12 months ended September 30.
(3)	Formerly Euro Disney Associés S.N.C. was transformed into Euro Disney Associés S.C.A. on September 30, 2004. The ownership interest in this entity increased from 0% to 82% during fiscal year 2005 as a result of the change in Group structure described in Note 1-4.

1.2	DISNEYLAND RESORT PARIS FINANCING

The Legally Controlled Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the original lease structure was modified such that the Company’s rights under this lease were transferred to Euro Disney Associés S.N.C., an indirect, wholly-owned affiliate of TWDC, which in turn sub-leased those assets to the Company. In September 2004, Euro Disney Associés S.N.C. was legally transformed into a limited partnership (S.C.A.) and following the Restructuring, became an 82% owned subsidiary of the Company. As a result of this legal reorganisation, the sub-lease between the Company and EDA was terminated. EDA continues to lease these assets from the Phase IA Financing Company. The Group has no ownership interest in the Phase IA Financing Company.

Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre (collectively, the “Phase IB Facilities”). Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A. The Group has no ownership interest in the Phase IB Financing Companies.

Hereafter, reference to the “Phase I S.N.C.s” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA for certain Disneyland Park assets, which were constructed subsequent to Opening Day. Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA and were leased back to the Company. In 2005, EDA became an 82% subsidiary of the Company and as a result this lease was terminated. Therefore, these previously leased assets are now owned and operated by the Legally Controlled Group.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel. Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies and Centre de Congrès Newport S.A.S.

1.3 LEGAL AND FINANCIAL RESTRUCTURING

In September 2004, the Group reached final agreement with its lenders and TWDC on a comprehensive restructuring of the Group’s financial situation (the “Restructuring”). The Restructuring was finalised on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the Restructuring were the following:

•	A share capital increase with gross proceeds of €253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of €0.09 each (see Note 10).

•	A new €150 million credit line made available by TWDC to replace the expired €167.7 million credit line. In addition, TWDC forgave €10 million of the expired credit line and converted €110 million of the remaining balance to subordinated long-term debt (see Note 14).

•	Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing €100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt (see Notes 4 and 14).

•	Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total €125 million) and partially on a conditional basis (up to €200 million), with the conditional portion depending on the Company’s financial performance (see Notes 14 and 19).

•	Avoidance of lease-related payments in the amount of €292.1 million, (plus €16 million of interest that would have been payable) to EDA, to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA) (see Notes 1-4, 10 and 11).

•	Bank authorisation to implement a €240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

Prospectively, the Group’s statement of income will be affected by the interest expense impact of debt and royalties and management fees deferrals partially offset by the interest income impact on increased cash, as well as larger minority interests. Increased minority interests reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the contribution of substantially all of the Company’s assets and liabilities.

1.4 CHANGE IN GROUP STRUCTURE

In conjunction with the legal reorganisation implemented as part of the Restructuring described above, EDA became an 82% owned subsidiary of the Legally Controlled Group. Until this legal reorganisation was finalised, the Company had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was already included in the Legally Controlled Group as a special purpose financing company, as its operating activity consisted of financing and leasing a significant portion of the Group’s Theme Park assets. As a result of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA. For purposes of financial reporting, the legal reorganisation of the Group has not impacted the effective control of the Company over EDA. As the change in ownership in these two entities reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests. In addition, in view of the timing, terms and conditions of the Restructuring, effect was given to the new allocation between the Legally Controlled Group and minority interests in the results of the period as of October 1, 2004 (see Notes 10 and 11).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Group’s consolidated financial statements are prepared in conformity with French accounting rules and regulations in accordance with the Règlement n° 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board). Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the fiscal year ended September 30, 2005, 2004 and 2003, except with respect to the change in accounting principle relating to the consolidation in fiscal year 2004 of the Financing Companies described below, which affect the comparability of the years reported.

Principles of Consolidation

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by Article 133 of the Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group. Under these new rules, the Financing Companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts. In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group’s receivables from the Financing Companies have been eliminated in consolidation and shareholders’ equity has been reduced. The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the Financing Companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs reported in the income statement, resulting in increased operating expenses and depreciation and reduced lease rental expense.

To enhance comparability, the Group has provided in Note 29 supplemental pro-forma financial statements in addition to its as-reported financial statements for fiscal year 2003. The pro-forma information has been prepared assuming that the change in accounting principles described above was in effect during fiscal year 2003.

Use of Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts presented in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Certain reclassifications to the fiscal years 2004 and 2003 comparative amounts have been made to conform to the 2005 presentation.

Revenue Recognition

The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow. The Group records revenues for the Resort Segment as the related service is provided to guests. In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognised pro-rata over the term of the contracts. In the Real Estate Development Segment, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognised when the service is rendered.

Leased Assets

The Group leases a significant portion of its operating assets from special purpose Financing Companies. Until the required implementation of the accounting change described above, pursuant to options available under French accounting principles, the Group accounted for these transactions as operating leases in the statement of income on the line Lease Rental Expense. Effective as of October 1, 2003, the Financing Companies were consolidated into the financial statements of the Group. All other leasing contracts are reported as operating expenses using operating lease accounting.

Fixed Assets

Tangible and intangible assets are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

ESTIMATED USEFUL LIVES
Intangible assets	2 to 20 years
Secondary infrastructure	40 years
Buildings and attractions	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Intangible assets consist of software costs, licensee rights and film production costs for Theme Park attractions.

The costs of major fixed asset renovations are accrued in advance on a straight-line basis as operating expense during the period between planned renovations.

Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Group’s borrowings. Projects under development are capitalised at the point technical and economic feasibility has been established.

Inventories

Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

Income Taxes

Due to the Restructuring, the Group is not eligible to file a consolidated tax return for the entities in the Legally Controlled Group for fiscal year 2005. As a result, each legal entity will make a separate tax filing. The Group provides for deferred income taxes on temporary differences between financial and tax reporting. The Group uses the liability method under which deferred taxes are calculated applying currently enacted tax rates expected to be in effect when the temporary differences will reverse. A net deferred tax asset is recognised only when it is probable that taxable profits will be available to absorb available temporary differences.

Debt Issue Costs

Costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro-rata amount of the unamortised issue costs is expensed and included as part of the gain or loss resulting from the transaction. Costs of renegotiating or modifying existing loans are recorded as exceptional expense as incurred.

Pension and Retirement Benefits

Contributions to state funded retirement plans and the Group’s supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans. Retirement indemnities paid in accordance with the Group’s collective bargaining agreement are expensed as paid. The Group has opted to disclose and not record the future commitment with respect to these indemnities (see Note 26).

Risk Management Contracts

In the normal course of business, the Group employs a variety of off-balance sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward and option contracts. The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognises the gain or loss on the designated hedging financial instruments. The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments. Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date. Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date. Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are disclosed as “Other receivables” or “Other payables”. Provision is made for all unrealised exchange losses to the extent not hedged.

Operating Subsidies

Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

Earnings per Share and Diluted Earnings per Share

Earnings per share and diluted earnings per share of common stock are computed on the basis of the weighted average number of shares outstanding during the fiscal year. Diluted earnings per share exclude all potential shares that could be created by outstanding instruments to issue future shares of common stock as their effect on the calculation is anti-dilutive.

Statement of Cash Flows

The statement of cash flows measures changes in cash and cash equivalents. Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. Short-term investments are stated at the lower of cost or market value.

Cash and cash equivalents include the cash of the consolidated Financing Companies, which the Legally Controlled Group cannot use for operating purposes.

Transition to IFRS

Effective October 1, 2005 (the first day of fiscal year 2006), the Group is required to prepare its consolidated financial statements under International Financial Reporting Standards (“IFRS”). Up to and including fiscal year 2005, the Group applied French generally accepted accounting principles.

The Group has completed its implementation of IFRS and has prepared a special report on the transition, which will be included in the Annual Report.

3. TANGIBLE AND INTANGIBLE ASSETS

		FISCAL YEAR 2005
(€ IN MILLIONS)	SEPTEMBER 2004	ADDITIONS	DEDUCTIONS	TRANSFERS ADJUSTMENTS	SEPTEMBER 2005
Intangible assets	108.2	—	—	10.3	118.5
Land and secondary infrastructure	548.4	—	—	0.3	548.7
Buildings and attractions	2,946.5	—	(1.2)	9.2	2,954.5
Furniture, fixtures and equipment	611.5	1.1	(0.1)	20.9	633.4
Construction in progress	23.7	94.2	—	(40.7)	77.2
Sub-total	4,238.3	95.3	(1.3)	—	4,332.3
Accumulated depreciation	(1,842.0)	(140.0)	0.5	—	(1,981.5)
	2,396.3	(44.7)	(0.8)	—	2,350.8

Fixed assets with a net book value of €1,514 million at September 30, 2005, are either mortgaged or pledged as security under loan agreements including substantially all the operating assets of the Group except Walt Disney Studios Park. In fiscal year 2005, €0.8 million of interest expense was capitalised as part of the cost of assets under construction.

The book value and depreciation of leased assets, which are included in the balance sheet of the Group are summarised as follows (see Note 25-1 for a full description of these leases):

	SEPTEMBER 2005
(€ IN MILLIONS)	HISTORICAL COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Intangible assets	2.6	(2.4)	0.2
Land and secondary infrastructure	175.4	(86.4)	89.0
Buildings and attractions	2,051.9	(910.2)	1,141.7
Furniture, fixtures and equipment	371.4	(370.6)	0.8
	2,601.3	(1,369.6)	1,231.7

Depreciation expense, included in the Group’s income statement for the leased assets, was €80.5 million and €75.2 million for the years ended September 30, 2005 and 2004, respectively.

4. FINANCIAL ASSETS

		FISCAL YEAR 2005
(€ IN MILLIONS)	SEPTEMBER 2004	ADDITIONS	DEDUCTIONS	SEPTEMBER 2005
Debt Security Deposits (a)	100.6	—	(100.6)	—
Other	14.7	—	(3.4)	11.3
	115.3	—	(104.0)	11.3

(a) Bank Security Deposits

As required by the Group’s debt agreements, debt security deposits were maintained as pledges for the benefit of certain lenders as of September 30, 2004. Upon the completion of the Restructuring, the September 30, 2004 balance of these debt security deposits was used to fund debt pre-payments during fiscal year 2005 to the Group’s senior lenders. The Group is no longer required to maintain these deposits in the future (See Notes 1-3 and 14).

5. INVENTORIES

Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of €3.7 million and €3.9 million at September 30, 2005 and 2004, respectively.

6. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees. As of September 30, 2005 and 2004, the reserve for potentially uncollectible accounts was €2.0 million. As of September 30, 2005 and 2004, trade receivables included long-term receivables amounting to €0.6 million and €2.2 million, respectively.

7. OTHER ACCOUNTS RECEIVABLE

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
VAT	37.9	38.0
Other	41.9	21.8
	79.8	59.8

Other includes advance payments to vendors and miscellaneous non-trade receivables. All amounts are due within one year.

8. CASH AND SHORT-TERM INVESTMENTS

The Group’s September 30, 2005 and 2004 cash and short-term investments include €48.3 million and €49.1 million, respectively, of cash and short-term investments of the consolidated Financing Companies, which are not available to the Legally Controlled Group for operational uses.

Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2005 and 2004.

9. DEFERRED CHARGES

		FISCAL YEAR 2005
(€ IN MILLIONS)	SEPTEMBER 2004	ADDITIONS	DEDUCTIONS	SEPTEMBER 2005
Financial contributions to public infrastructure (a)	47.6	—	(6.2)	41.4
Deferred debt issue costs	9.2	—	(2.5)	6.7
Other (b)	2.8	15.5	(18.3)	—
	59.6	15.5	(27.0)	48.1

(a) Financial contributions to public infrastructure

Financial contributions to public infrastructure consist primarily of a payment of €34.3 million made by the Group to S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994). Remaining amounts relate to various financial contributions paid or payable by the Group for the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. These amounts are being amortised over a period of twenty years. Contributions to public infrastructure are stated net of accumulated amortisation of €41.6 million and €37.6 million at September 30, 2005 and 2004, respectively.

(b) Other

Fiscal year 2004 balance and fiscal year 2005 additions represent deferred equity issuance costs that were offset against the share premium generated by the proceeds of the share capital increase contemplated in the Restructuring (see Note 10).

10. SHAREHOLDERS’ EQUITY (DEFICIT)

(€ IN MILLIONS)	NUMBER OF SHARES (IN THOUSANDS)	SHARE CAPITAL	SHARE PREMIUM	RETAINED DEFICIT	TOTAL
Balance at September 30, 2003	1,055,938	802.5	291.4	(9.5)	1,084.4
Cumulative effect of change in accounting principles	—	—	—	(1,151.7)	(1,151.7)
Reduction of nominal value per share		(792.0)	792.0	—	—
Conversion of ORAs and warrants	26,742	0.3	152.3	—	152.6
Net loss (after Allocation to Minority Interests)	—	—	—	(145.2)	(145.2)
Balance at September 30, 2004	1,082,680	10.8	1,235.7	(1,306.4)	(59.9)
Reallocation between accumulated deficit and minority interests in EDA based upon 82%/18% ownership split	—	—	—	215.5	215.5
Proceeds from Equity Rights Offering, net of €18.3 million in underwriting and issuance costs	2,814,969	28.2	206.8	—	235.0
Net loss (after Allocation to Minority Interests)				(94.9)	(94.9)
Balance at September 30, 2005	3,897,649	39.0	1,442.5	(1,185.8)	295.7

•	Number of shares

The number of shares above represents the Company’s issued, outstanding and fully paid shares, at the respective dates.

•	Share capital and share premium

In accordance with Resolution 7 of the Combined General Shareholder’s Meeting held on March 25, 2004, the Company’s share capital was decreased in an amount of €792 million by reducing from €0.76 to €0.01 the nominal value of each of the shares existing on the effective date of July 9, 2004.

On July 11, 2004, the Company issued 26,725,580 new shares upon the maturity and conversion of the ORAs (see Note 12). In addition, 16,988 new shares were issued upon exercise of 47,826 warrants, during fiscal year 2004.

In connection with the Restructuring, the Company completed an equity rights offering in February 2005, which resulted in the issuance of 2.8 billion new shares at a price of €0.09 each generating gross proceeds of €253.3 million (see Note 1-3).

•	Retained earnings / (deficit)

At September 30, 2005 and 2004, the Company’s retained earnings included a legal reserve of €16.9 million, which is not available for distribution.

Effective as of October 1, 2002 (the first day of fiscal year 2003) the Group adopted new accounting rules for major fixed asset renovation expenditures. As of October 1, 2003 (the first day of fiscal year 2004), the Group implemented mandatory new accounting rules concerning the consolidation of special purpose financing companies. The retroactive earnings impact of these changes was recorded as an adjustment to retained earnings (see Note 2).

As a result of the Restructuring, substantially all of the Company’s assets and liabilities were contributed to EDA. As explained in Note 1-4, the impacts of the legal reorganisation were recorded in the consolidated financial statements of the Group as of October 1, 2004. The Company’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of €215.5 million (see Note 11(a) below).

Warrants

As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company’s common stock at a price of €6.10 for every three warrants held. The warrants had a term of ten years and expired in July 2004.

11. MINORITY INTERESTS

	SEPTEMBER 2004	FISCAL YEAR 2005
(€ IN MILLIONS)		NET LOSS ALLOCATION	OTHER	SEPTEMBER 2005
EDA (a)	294.7	(20.7)	(215.5)	58.5
Centre de Congrès Newport S.A.S. (b)	7.8	0.1	—	7.9
Phase I Financing Companies (c)	37.1	—	2.8	39.9
	339.6	(20.6)	(212.7)	106.3

Minority interests represent the portion of the consolidated Financing Companies equity for which the Legally Controlled Group has no rights or obligations:

(a)	EDA

Until the legal reorganisation resulting from the Restructuring, the Company had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was included in the consolidated Group as a special purpose financing company, as its operating activity consisted of financing and leasing Theme Park assets to the Group.

Upon finalisation of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA.

As explained in Note 10, in order to reflect the new ownership interests in the Group resulting from the contribution, €215.5 million of accumulated minority interests were transferred to increase the Group’s consolidated retained earnings.

The fiscal year 2005 allocation of losses between the minority interests of EDA and the Group reflect the new ownership interest starting from October 1, 2004.

(b)	Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose lease financing entity 100% owned by TWDC at the beginning of fiscal year 2004, a minority interest balance of €7.8 million was recorded by the Group representing Centre de Congrès Newport S.A.S.’s share capital and the portion of its net accumulated losses for which the Legally Controlled Group had no rights or obligations.

(c)	Phase I Financing Companies

Minority interests represents the share capital and variable Phase I lease payments that are legally for the benefit of the partners of the Phase IA Financing Company and are therefore reflected in operating expenses.

12. QUASI-EQUITY

As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares (“ORAs”) with a nominal value per bond of €60.98, a coupon rate of 1% per annum and a ten-year term. The ORAs matured on July 11, 2004 and were redeemed by the issuance of 26.7 million new shares of the Company.

13. PROVISIONS FOR RISKS AND CHARGES

	SEPTEMBER 2004	FISCAL YEAR 2005		SEPTEMBER 2005
(€ IN MILLIONS)		ADDITIONS	REVERSALS
Provisions for major fixed asset renovations (a)	87.8	20.3	(22.3)	85.8
Other provisions (b)	10.4	7.2	(6.5)	11.1
	98.2	27.5	(28.8)	96.9

(a)	Provision for major fixed asset renovations

Fiscal year 2005 additions represent the adjustment of the provision based upon estimated future renovation expenditures as of September 30, 2005. Fiscal year 2005 reversals represented the cost of major fixed asset renovations completed during the fiscal year.

(b)	Other provisions

At September 30, 2005, provisions for risks and charges primarily included provisions for various charges, claims and litigation. Reversals without costs were not significant.

14. BORROWINGS

	STATED INTEREST RATE (1)	SEPTEMBER 2005 (3)			SEPTEMBER 2004	VARIANCE
		LEASE (2)	BORROWINGS DIRECT	TOTAL
CDC Senior Loans (a)	5.51%	211.9	30.6	242.5	127.5	115.0
CDC Subordinated Loans (a)	4.87%	149.4	569.2	718.6	783.8	(65.2)
Credit Facility – Phase IA (b)	5.18%	188.7	84.8	273.5	340.1	(66.6)
Credit Facility – Phase IB (c)	5.18%	103.0	18.0	121.0	150.5	(29.5)
Partner Advances – Phase IA (d)	3.00%	304.9	—	304.9	304.9	—
Partner Advances – Phase IB (e)	3.35%	93.2	—	93.2	96.9	(3.7)
TWDC Loans (f)	2.33%	17.3	135.0	152.3	17.3	135.0
TWDC Line of Credit (g)	2.18%	—	—	—	125.0	(125.0)
Sub-total	4.47%	1,068.4	837.6	1,906.0	1,946.0	(40.0)
Accrued Interest		17.0	20.4	37.4	106.8	(69.4)
Total Borrowings		1,085.4	858.0	1,943.4	2,052.8	(109.4)

(1)	The stated interest rate represents the weighted average interest rate for each borrowing. For variable rate borrowings, interest rates are based upon the rates as of September 30, 2005, plus the applicable margin. These rates are not necessarily an indication of future interest rates.
(2)	Represents the borrowings of the consolidated Financing Companies. These debt balances underlie the Group’s contractual lease commitments.
(3)	As of September 30, 2005, the Group had no interest rate hedging instruments outstanding.

(a)	Caisse des Dépôts et Consignations (“CDC”) loans

The Group’s loans with the CDC are listed below:

	SEPTEMBER 2005			SEPTEMBER 2004	VARIANCE
(€ IN MILLIONS)	SENIOR	SUBORDINATED	TOTAL
Phase I Loans	242.5	277.7	520.2	530.2	(10.0)
Walt Disney Studios Loans	—	440.9	440.9	381.1	59.8
	242.5	718.6	961.1	911.3	49.8

Under the CDC Phase I Loan agreements with the Company and the Phase IA Financing Company, the senior debt is collateralized by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is not collateralized. Debt service payments are due semi-annually with principal repayments beginning in fiscal year 2008. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15% and extend the final maturity date to fiscal year 2024. At September 30, 2005 and 2004, accrued interest related to the Phase I Loans was €12.1 million and €25.0 million respectively.

The impact of the Restructuring on the CDC Phase I Loan agreements includes the deferral of principal payments falling between 2004 and 2016 by 3.5 years. In return, the interest rate on €48.3 million of principal was increased from a fixed rate of 5.15% per annum to 7.15% payable semi-annually and €10 million of principal was pre-paid upon the effective date of the Restructuring. Also, pursuant to the terms of the Restructuring, €125 million of subordinated loans were converted into senior loans during fiscal year 2005.

Under the Walt Disney Studios Park Loans, on September 30, 1999, the CDC granted the Company €381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park. The original credit agreement included four loan tranches, two of €76.2 million each maturing in fiscal years 2015 and 2021, respectively, and two of €114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus a margin of 200 basis points (4.15% as of September 30, 2004) or 5.15%, whichever is greater.

Under the original terms of Walt Disney Studios Loans, the timing of annual debt service payments depended on the size of the Group’s surpluses in cash and short-term investments at each scheduled annual payment date (December 31). In accordance with the loan agreements, as of September 30, 2004, €57.9 million (including interest accrued on the deferred interest) was deferred representing the annual interest payments due with respect to December 31, 2001, 2002 and 2003. As a result of the Restructuring, the December 31, 2004 interest payment was deferred until the effective date of the Restructuring and was paid in full on February 23, 2005. Pursuant to the Restructuring, the deferred interest payments with respect to 2001 through 2003 of €59.8 million (including accrued interest through February 23, 2005) were converted into subordinated long-term debt, bearing interest at a fixed rate of 5.15%, repayable only after the repayment of the Phase IA and IB Credit Facilities and Partners Advances and the CDC Senior Loans. Going forward, subject to the immediately following paragraph, interest payments will be due annually on December 31.

Also, pursuant to the Restructuring, the CDC agreed to forgive €2.5 million of interest on the Walt Disney Studios Park Loans per year starting in December, 31 2004 and continuing through 2011 and to conditionally defer and convert to subordinated long-term debt, interest payments up to a maximum amount of €20.1 million per year for each of the fiscal years 2005 through 2012 and €22.6 million per year for each of the fiscal years 2013 and 2014.

As a result, during fiscal year 2005, unconditional waivers of €4.2 million were recorded. No conditional deferral was triggered with respect to fiscal year 2005. (For clarity, note that although no conditional deferral was recorded in Fiscal Year 2005, Fiscal Year 2005 will serve as a basis to determine the conditional deferral for Fiscal Year 2006.) At September 30, 2005 and 2004, accrued interest related to Walt Disney Studios Loans totalled €14.6 million and €73.4 million, respectively.

(b)	Credit Facility – Phase IA

Pursuant to credit agreements with a syndicate of international banks, the Company and the Phase IA Financing Company originally borrowed €972.6 million (€504.0 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are collateralized by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2005 the interest rate applicable to these loans was EURIBOR plus 3% (5.18% as of September 30, 2005).

The impact of the Restructuring on the Phase IA Credit Facility agreements included the deferral of all principal payments for 3.5 years with the final maturity of the loan remaining unchanged on May 2012. In return for these concessions, the interest rate was increased to EURIBOR plus 3 percentage points and €66.6 million of principal was pre-paid upon the effective date of the Restructuring using the debt security deposits (See Note 4).

At September 30, 2005 and 2004, accrued interest related to this Credit Facility was €1.2 million and €0.1 million, respectively.

(c)	Credit Facility – Phase IB

Pursuant to the credit agreements with a syndicate of international banks, EDL Hôtels S.C.A. and the Phase IB Financing Companies borrowed €410.1 million (€210.3 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are collateralized by the Phase IB Facilities. Regular principal repayments commenced in fiscal year 1998 with final repayment scheduled in fiscal year 2012. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2005 the interest rate applicable to these loans was EURIBOR plus 3% (5.18% as of September 30, 2005).

The impact of the Restructuring on the Phase IB Credit Facility agreements included the deferral of all principal payments for 3.5 years with final maturity of the loan no later than November 5, 2012. In return for these concessions, the interest rate was increased to EURIBOR plus 3 percentage points and €29.5 million of principal was pre-paid upon the effective date of the Restructuring using the debt security deposits (See Note 4). At September 30, 2005 and 2004, accrued interest related to this Credit Facility was €0.9 million and €0.7 million, respectively.

(d)	Partner Advances – Phase IA

Pursuant to loan agreements, the Phase IA Financing Company borrowed €304.9 million from the partners of the Phase IA Financing Company at a fixed rate of 3%. These advances are not collateralized and subordinated to the CDC Phase I Loans and the Credit Facility – Phase IA. Principal repayments will not begin until the Phase IA Financing Company realises cumulative taxable income. Pursuant to the 1994 financial restructuring, these loans were the subject of continuing interest forgiveness through the end of fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.38%. As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on these advances returned to the contractual fixed interest rate of 3%. The impact of the Restructuring on the Phase IA Partner Advances includes the deferral either directly or indirectly of principal payments for 3.5 years. At September 30, 2005 and 2004, accrued interest related to these Partner Advances was €1.6 million and €2.0 million, respectively.

(e)	Partner Advances – Phase IB

Pursuant to loan agreements, the Phase IB Financing Companies borrowed €121.9 million -(€25.0 million of which was prepaid as part of the 1994 financial restructuring) from the partners of the Phase IB Financing Companies. The “Phase IB Partners Advances” consist of €18.8 million of bank borrowings bearing interest at EURIBOR plus 3% (5.18% at September 30, 2005) and €78.0 million bearing interest at a fixed rate of 3%. These advances are collateralized by the Phase IB Facilities. For the fixed-rate portion of the Partner Advances, principal repayments will not begin until the Phase IB Financing Companies realise cumulative taxable income. Pursuant to the 1994 financial restructuring, the fixed rate portion of these advances was the subject of continuing interest forgiveness through the end of fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.95%. As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on this portion of these advances returned to the contractual fixed interest rate of 3%. The impact of the Restructuring on the Phase IB Partner Advances includes the deferral either directly or indirectly of principal payments for 3.5 years.

At September 30, 2005 and 2004, accrued interest related to these Partner Advances was €0.4 million.

(f)	TWDC Loans

TWDC Loans include subordinated long-term loans resulting from the terms of the Restructuring and amounts borrowed by Centre de Congrès Newport S.A.S., a 100% indirect subsidiary of TWDC, which since October 1, 2003 (the first day of fiscal year 2004) has been included in the Group’s consolidated financial statements, as special purpose financing company.

Long-Term Subordinated Loan – Deferral of Expired Line of Credit Balance

Pursuant to the terms of the Restructuring, TWDC has granted the Group, a €110.0 million long-term subordinated loan bearing interest at 12-month EURIBOR, compounded annually and repayable only after the repayment of all Phase I debt and the CDC Senior Loans. This loan was granted as payment in full for the balance of the existing TWDC €167.7 million line of credit that expired February 23, 2005, as described below. At September 30, 2005, accrued interest related to this loan was €1.6 million.

Long-Term Subordinated Loan – Unconditional Deferral of Management Fees and Royalties

Also pursuant to the terms of the Restructuring, TWDC has agreed to unconditionally defer and convert into long-term subordinated debt certain management fees and royalties payable, up to a maximum amount of €25 million with respect to each of fiscal years 2005 through 2009. The resulting long-term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually. Principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017. As of September 30, 2005, there was no accrued interest due with respect to this loan.

Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose Financing Company, the Group’s debt includes a loan made available by TWDC to Centre de Congrès Newport S.A.S. to finance the construction of the Newport Bay Club Convention Centre, which opened in fiscal year 1998. The outstanding balance under this loan as of September 30, 2005 is €17.3 million and bears interest at 6-month EURIBOR plus 0.20%. At September 30, 2005 and 2004, accrued interest related to this loan was €5.0 million and €4.6 million, respectively.

(g)	TWDC Line of Credit

As part of the 1994 financial restructuring, TWDC agreed to make available, until June 2004, a subordinated unsecured €167.7 million standby revolving credit facility to the Group, which bore interest at EURIBOR (2.39% as of September 30, 2004). During fiscal year 2004, TWDC agreed to extend this line of credit to accommodate the negotiations for the Restructuring.

During fiscal year 2005, pursuant to the terms of the Restructuring, the Company repaid €5.0 million of the balance of the expiring line of credit in cash, TWDC forgave €10.0 million of the balance, and converted the remaining €110.0 million balance into subordinated long-term debt as described above in Note 14.

Upon the effective date of the Restructuring, the existing €167.7 million TWDC line of credit expired and a new €150 million line of credit took its place, bearing interest at EURIBOR. The new line of credit will be reduced to €100 million on October 1, 2009 and expires on September, 30 2014. The Company had not drawn on the new line of credit as of September 30, 2005.

Financial Expense

Fiscal year 2005 financial expense totalled €91.8 million and was composed of €83.5 million of interest expenses and €8.3 million of various financial expenses including debt issue cost amortisation and credit card commissions.

Debt Covenants

The Group’s debt agreements include covenants between the Group and the lenders, which were significantly modified as a result of the Restructuring. The renegotiated covenants continue to include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with a financial covenant based upon the ratios of certain actual and forecasted cash flows (as defined in our bank agreements) to the Group’s debt service payment requirements. Compliance with the latter does not begin until fiscal year 2006.

Debt Maturity Schedule

The table below summarises the scheduled principal maturities of the Group’s borrowings as of September 30, 2005:

(€ IN MILLIONS)
2006	—
2007	—
2008	60.1
2009	86.2
2010	93.7
Thereafter	1,666.0
1,906.0

15. PAYABLE TO RELATED COMPANIES

Payables to related companies principally include payables to wholly-owned subsidiaries of TWDC for royalties and management fees and other costs associated with the operation and development of the Resort. All amounts are due within one year.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
Suppliers	143.7	130.6
Payroll and employee benefits	68.4	65.3
VAT	19.3	23.5
Other	63.8	64.9
	295.2	284.3

As of September 30, 2005, payable and accrued liabilities included non-current payables amounting to €20.3 million.

17. DEFERRED REVENUES

Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract, as well as amounts received from guests in advance of their visit.

The Group’s deferred revenues as of September 30, 2005 have the following scheduled revenue recognition:

(€ IN MILLIONS)
2006	52.3
2007	3.2
2008	2.6
2009	2.2
2010	2.6
Thereafter	30.9
93.8

18. REPORTED SEGMENTS

The Group has two reportable segments: the Resort Segment, which includes the operations of the Theme Parks, Hotels and Disney Village, and the Real Estate Segment. The Group evaluates the performance of its segments based primarily on income before net financial charges, exceptional items and taxes and on earnings before interest, income taxes, depreciation, amortisation, minority interest and exceptional items (“EBITDA”). The Group does not evaluate the performance of its segments based upon their respective fixed asset values. The accounting policies of these segments are the same as those described in Note 2.

The table below presents information by segment:

	FISCAL YEAR
(€ IN MILLIONS)	2005	2004
Segment Revenues
Resort Segment	1,047.3	1,036.2
Real Estate Segment	28.7	11.8
Total	1,076.0	1,048.0

Segment Costs and Expenses
Resort Segment	(1,080.9)	(1,061.8)
Real Estate Segment	(22.0)	(10.1)
Total Costs and Expenses	(1,102.9)	(1,071.9)

Segment Income (Loss) before Net Financial Charges
Resort Segment	(33.6)	(25.6)
Real Estate Segment	6.7	1.7
Total Loss before Net Financial Charges	(26.9)	(23.9)

19.	COSTS AND EXPENSES

The table below presents costs and expenses of the Group by category:

	FISCAL YEAR
(€ IN MILLIONS)	2005	2004 (1)
Direct operating costs (a)	697.6	663.5
Marketing and sales expenses	104.0	112.6
General and administrative expenses	97.9	91.3
Depreciation and amortisation	144.0	146.8
Royalties and management fees (b)	59.4	57.7
	1,102.9	1,071.9

(1)	Certain reclassifications have been made to the fiscal year 2004 comparative amounts in order to conform to the fiscal year 2005 presentation.

(a)	Direct Operating Costs

Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovations expenses, insurance and operating taxes.

(b)	Royalties and Management Fees

Royalties represent primarily payments to a wholly-owned indirect subsidiary of TWDC under a license agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC. Management fees are payable to Euro Disney S.A.S., the Company’s Gérant, as specified in the Company’s by-laws. Royalties and management fees are based primarily upon operating revenues and are currently payable annually.

In fiscal year 1999, after a five-year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate. Royalties were fully reinstated beginning October 1, 2003 (the first day of fiscal year 2004) and management fees will progressively increase through fiscal year 2018.

Pursuant to the Restructuring, TWDC agreed to defer management fees and royalties due by the Group to affiliates of TWDC, on an unconditional basis for a total amount of €125 million and on a conditional basis for a total amount up to €200 million as follows:

•	TWDC has agreed to unconditionally defer and convert into long-term subordinated debt certain management fees and royalties payable, up to a maximum amount of €25 million with respect to each of fiscal years 2005 through 2009. The resulting long-term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually. Principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017 (See Note 14).

Fiscal year 2005 royalties totalled €48.7 million and management fees totalled €10.8 million, of which payment of €25 million has been deferred long-term in accordance with the unconditional deferral described above.

•	TWDC agreed to conditionally defer and convert into subordinated long-term debt, certain management fees and, as necessary royalties, up to maximum annual amount of €25 million due with respect to each of fiscal years 2007 to 2014. The amount, if any, of the deferral will be determined by reference to a performance indicator defined in the deferral agreement and based upon the Group’s financial performance. If the Group’s financial performance as reflected in the calculation of the performance indicator is less than the reference amount reflected in the deferral agreement for a given fiscal year, then the deferred amount for such fiscal year will be equal to the difference (up to a maximum of €25 million). Deferred amounts converted into long-term subordinated debt will have the same interest and repayment terms as those applicable to the unconditionally deferred amounts described above. No amounts were conditionally deferred under this agreement in fiscal year 2005.

Additionally, the Group has a contingent liability related to TWDC’s March 2003 waiver of royalties and management fees payable for the second, third and fourth quarters of fiscal year 2003. Fiscal year 2003 royalties and management fees were reduced by the €24.6 million waiver and totalled €8.1 million (€5.6 million for royalties and €2.5 million for management fees). The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds €450 million. As of September 30, 2005, no accrual for this contingent liability has been recorded.

20. EXCEPTIONAL INCOME (LOSS)

	FISCAL YEAR
(€ IN MILLIONS)	2005	2004
Restructuring costs (a)	(8.6)	(12.6)
Fixed asset sales / write-offs (b)	(0.5)	(9.4)
TWDC credit-line forgiveness (see Note 14g)	10.0	—
Movements in provisions for risks and asset valuation reserves, net	(0.3)	(1.4)
Other	(0.2)	1.1
	0.4	(22.3)

(a)	Restructuring costs

During fiscal years 2005 and 2004, the Group incurred €8.6 million and €12.6 million, respectively of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to its lenders and other third parties, in connection with the negotiations of the Restructuring.

(b)	Fixed asset sales / write-offs

In fiscal year 2004, the Group recorded a €9.2 million write-off of equipment within an attraction in Disneyland Park that is being replaced.

21. INCOME TAXES

Income tax expense is calculated using the statutory tax rate in effect in France as of the balance sheet date. For fiscal years 2005 and 2004, this rate was 34.9% and 35.4%, respectively.

In conjunction with the Restructuring, the Group implemented a reorganisation within its legal structure, which made the Group ineligible to file a consolidated tax return for fiscal year 2005. As a result, €1.1 million of income tax is payable with respect to fiscal year 2005. No income tax was payable with respect to fiscal year 2004 as no taxable income was generated by the Group.

At September 30, 2005, unused tax loss carryforwards were approximately €1 billion and can be carried forward indefinitely. Due to the uncertainty of the ultimate realisation of these tax benefits, the Group has not recorded any deferred tax assets.

22. STOCK OPTIONS

The Company’s shareholders have approved the implementation of four different stock option plans since 1994 authorising the issuance of stock options for acquisition of the Company’s outstanding common stock at a market exercise price calculated as the average closing market price over the preceding 20 trading days preceeding a stock option grant. The options are valid for a maximum of 10 years from their issuance date and become exercisable over a minimum of 4 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled after a specified period of time.

A summary of the Company’s stock option activity for the years ended September 30, 2005 and 2004, is as follows:

	NUMBER OF OPTIONS	WEIGHT-AVERAGE EXERCISE PRICE
	(IN THOUSANDS)	(IN €)
Balance at September 30, 2003	29,310	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03

Options granted	52,566	0.13
Options exercised	—	—
Options cancelled	(7,673)	(1.13)
Options granted dilution adjustement (1)	26,791	0.39
Balance at September 30, 2005	98,233	0.26

(1)	Options granted pursuant to share capital increase.

The following table summarises information about stock options at September 30, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	NUMBER OF SHARES	WEIGHTED AVERAGE CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
RANGE OF EXERCISE PRICE
	(IN THOUSANDS)	(IN YEARS)		(IN THOUSANDS)
€0.13 – 0.40	76,630	6.6	€0.20	21,548	€0.34
€0.40 – 0.80	21,354	3.9	€0.48	15,278	€0.49
€0.80 – 0.84	249	0.4	€0.84	249	€0.84
	98,233	6.0	€0.26	37,075	€0.41

23.	FINANCIAL INSTRUMENTS

23.1 INTEREST RATE RISK MANAGEMENT TRANSACTIONS

The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates. The impact of changes in interest rates affects financial income and expense of the Group.

The following table summarises the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2005 and 2004.

(€ IN MILLIONS)	UNDERLYING BORROWINGS

Balance at September 30, 2003	531.7
Additions	—
Maturities/Terminations	(471.7)
Balance at September 30, 2004	60.0
Additions	—
Maturities/Terminations	(60.0)
Balance at September 30, 2005	—

During fiscal year 2003, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2003 and had a term of approximately one year with the last contracts expiring in November 2004. Those agreements required the Group to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments based upon 3-month or 6-month Euribor on the outstanding notional amounts.

The total interest rate differential resulting from interest rate hedging instruments was a loss of €0.1 million and €5.6 million in fiscal year 2005 and fiscal year 2004, respectively. The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts. As at September 30, 2004 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount was nil.

23.2 CURRENCY RISK MANAGEMENT TRANSACTIONS

The Group’s exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and British pound.

The Group’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Group enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

At September 30, 2005 and 2004, the Group had €78.3 million and €17.2 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options. The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts. This amount was a profit of €0.4 million and a loss of €0.2 million at September 30, 2005 and 2004 respectively.

23.3 CONCENTRATIONS OF CREDIT RISK

Management believes no significant concentration of credit risk exists with respect to the Group’s financial instruments. The Group utilises a variety of off-balance sheet instruments for hedging purposes. At September 30, 2005 and 2004, the Group was not required to collateralise their respective obligations under the terms of these hedging contracts.

24. COMMITMENTS AND CONTINGENCIES

The operating assets of the Group are financed using equity, borrowings and financial lease contracts. The lessors under the financial lease contracts are special purpose financing companies, which are included in the Group’s consolidated financial statements. As a result, the liabilities under the lease contracts themselves are eliminated in the consolidation process, while the borrowings of the Financing Companies are reflected as debt in the Group’s consolidated balance sheet.

The Group’s financial obligations in respect of these borrowings were undertaken in several phases, corresponding generally to those described in Note 1-2. The CDC is one of the principal lenders to the Group, holding both senior loans and subordinated loans (including loans extended in 1999 to finance the construction of Walt Disney Studios Park). The creditors in respect of other loans are bank syndicates. The Group also benefits from advances made by the partners of the special purpose financing companies from which the Group leases assets (those partners are mainly banks, as well as other financing entities). The Group also has use of a credit line granted by TWDC.

The Group’s obligations in respect of these loans and other commitments are described in more detail in Notes 14, 19b and 25. The table below sets out the Group’s borrowing as well as other contingent obligations and guarantees as of September 30, 2005.

	SEPTEMBER 2005	PRINCIPAL PAYMENTS DUE
(€ IN MILLIONS)		LESS THAN 1 YEAR	1-5 YEARS	MORE THAN 5 YEARS

CDC Loans
Phase I Loans	520.2	—	7.7	512.5
Walt Disney Studios Park Loans - Subordinated	440.9	—	—	440.9
	961.1	—	7.7	953.4
Phase IA Asset Financing (primarily Disneyland Park)
Credit facility(1)	273.5	—	174.9	98.6
Partner advances	304.9	—	—	304.9
	578.4	—	174.9	403.5
Phase IB Asset Financing (Hotels and Disney Village)
Credit facility(1)	121.0	—	50.5	70.5
Partner advances(1)	93.2	—	3.2	90.0
TWDC - Newport Bay Club Convention Centre	17.3	—	—	17.3
	231.5	—	53.7	177.8
TWDC Loans
Subordinated loan – Deferral of expired line of credit	110.0	—	—	110.0
Subordinated loan – Deferral of management fees and royalties	25.0	—	—	25.0
	135.0	—	—	135.0
Total Borrowings	1,906.0	—	236.3	1,669.7
Contingent obligations(2)	207.5	—	24.6	182.9
Operating lease obligations(3)	65.2	11.2	31.4	22.6
Retirement indemnities obligation(4)	11.3	—	—	11.3
Purchase obligations(5)	1.6	1.1	0.5	—
Other long term obligations(6)	20.3	—	4.9	15.4
Total Contractual Obligations(7)	2,211.9	12.3	297.7	1,901.9

(1)	Under French law, the legally controlled group (the Company and its subsidiaries) is jointly liable or has guaranteed these obligations under the terms of the related credit agreements (see below).
(2)	Includes €24.6 million corresponding to TWDC waiver of royalties and management fees (see Note 19b) and €182.9 million corresponding to TWDC development fees subject to conditions (see below).
(3)	Represents the operating lease commitments as described in Note 25-2.
(4)	Represents the actuarially calculated obligation for employee retirement indemnities. The entire obligation has been reported in the “More than 5 years” column as the Group does not expect a significant number of retirements in the next five fiscal years (see Notes 2 and 26).
(5)	Represents the maximum potential risk under purchase obligations with the Group’s sponsorship participants.
(6)	Represents a contractual obligation to the Seine-et-Marne Department (local governmental body) recorded on the line “Accounts payable and accrued liabilities”of the Consolidated Balance Sheet.
(7)	Comprised of the following (€ in millions):

Liabilities recorded on the balance sheet	1,926.3
Off balance sheet obligations	285.6

2,211.9

In addition, the Group has provided certain other performance guarantees to contractual partners, which, depending on future events, may require the Group to pay an amount ranging from €0 to €31.5 million.

The Company is jointly liable for all of Phase IA Financing Company’s obligations under the Phase IA Credit Facility until their scheduled maturity date in February 2012. These obligations total €188.7 million as of September 30, 2005.

EDL Hôtels S.C.A. has guaranteed all of Phase IB Financing Companies’ obligations under the Phase IB Credit Facility and the Phase IB Partner Advances until their scheduled maturity date (2017 at the latest). These obligations total €196.2 million as of September 30, 2005.

As part of the terms of the 1994 financial restructuring, the Company was required to pay a one-time development fee of €182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development. In order to obtain the approval for the financing of Walt Disney Studios Park from the lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park Loans and the achievement by the Group of specified cash flow levels.

There are various legal proceedings and claims against the Group relating to construction and other activities incident to the conduct of its business. Management has established provisions for such matters and does not expect the Group to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

25. LEASED ASSETS

The Legally Controlled Group owns Walt Disney Studios Park, Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five hotels and Disney Village are located, and leases substantially all of the remaining operating assets. Prior to fiscal year 2004, pursuant to options available under French accounting principles, the Group did not capitalise these leases, but rather accounted for them as operating leases. Starting in fiscal year 2004, the Group was required to consolidate the Financing Companies that own the leased assets (see Note 2).

25.1 DISNEYLAND PARK AND HOTEL LEASES

Description

The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from seven special-purpose Financing Companies, all of which were consolidated into the financial statements of the Group as of October 1, 2003 (the first day of fiscal year 2004) (see Note 2). The following discussion summarises the significant terms of each lease:

•	Disneyland Park - Phase IA Lease

The Phase IA lease structuring was modified in fiscal year 2005 as a result of the completion of the Restructuring. Under the lease structure in place since 1994, the Phase IA Financing Company leased Disneyland Park to Euro Disney Associés S.N.C. (“EDA S.N.C.”), a 100% owned subsidiary of TWDC, under a financial lease (crédit bail). The lease payments due each year under the financial lease were calculated to include the debt service and other operating costs of the Phase IA Financing Company. In addition, the lease contained a variable rent calculated based upon the number of paying guests visiting Disneyland Park. Under this structure, EDA S.N.C., in turn, sub-leased Disneyland Park to the Company for a term of 12 years, scheduled to end in 2006, with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA S.N.C. At the end of the 12-year sub-lease term, the Company had the option to acquire the leasehold position of EDA S.N.C. upon payment of an option fee of approximately €78.7 million. If the Company did not exercise this option and thereby elected to discontinue leasing Disneyland Park under the financial lease, EDA S.N.C. could have continued to lease the assets, with an on-going option to purchase them for an amount approximating the balance of the Phase IA Financing Company’s then outstanding debt. Alternatively, EDA S.N.C. could have terminated the lease, in which case EDA S.N.C. would have paid the Phase IA Financing Company an amount equal to 75% of its then outstanding debt plus certain additional amounts depending on the date of exercice, and could have then sold or leased the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA S.N.C.

Pursuant to the terms of the Restructuring, EDA S.N.C. was transformed into a limited partnership (S.C.A.) in 2005 and became an 82% subsidiary of the Company. As a result the sub-lease between EDA and the Company was terminated. EDA currently continues to lease the Phase IA assets from the Phase IA Financing Company under the terms of the financial lease described above.

•	Disneyland Park - Additional Capacity Assets Lease

The Disneyland Park – Additional Capacity Assets Lease was modified in fiscal year 2005 as a result of the completion of the Restructuring. In 1994, EDA (at that time an indirect wholly owned subsidiary of TWDC) purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of €213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of €2.1 million. At the end of the lease term scheduled in 2006, the Company had the option to purchase the assets for €213.4 million. If this option was exercised, TWDC had agreed to provide financing over an eight-year term at an interest rate of 1% per annum. As an alternative to this purchase option, the Company had the option to enter into a new 12-year financial lease for these assets with EDA at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above. At the end of this second lease term, the Company had the option to purchase the leased assets for a nominal amount.

Pursuant to the terms of the Restructuring, in 2005 EDA became an 82% subsidiary of the Company and as a result this lease was terminated. As a result, these previously leased assets are now owned and operated by the Legally Controlled Group.

•	Hotel - Phase IB Facilities Leases

EDL Hôtels S.C.A. leases the Phase IB Facilities from the six Phase IB Financing Companies. The leases will terminate in February 2011. The Group has the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase IB Financing Companies’ outstanding debt.

•	Hotel - Newport Bay Club Convention Centre Lease

EDL Hôtels S.C.A. has sale-leaseback agreements with Centre de Congrès Newport S.A.S., for the Newport Bay Club Convention Centre. The lease began in November 1997 and has a term of 20 years, at the end of which EDL Hôtels S.C.A. has the option to repurchase the convention centre for a nominal amount. Annual lease payments are based upon the construction costs of the asset and an interest rate of 6 month EURIBOR + 20 basis points.

Lease Payments, Commitments and Book Value of Leased Assets

As the Group consolidates the Financing Companies from which it leases the above described assets, the historical cost and depreciation of these assets (see Note 3) and related collateralized indebtedness (see Note 14) are included in the Group’s consolidated financial statements.

25.2 OTHER LEASES

The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was €31.8 million and €30.8 million for the years ended September 30, 2005 and 2004, respectively. Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2005 are as follows:

(€ IN MILLIONS)

2006	11.2
2007	9.9
2008	8.6
2009	6.6
2010	6.3
Thereafter	22.6
65.2

26. EMPLOYEES

The weighted-average number of employees employed by the Group was:

	FISCAL YEAR
	2005	2004	2003
Cadres	2,565	2,376	2,328
Non-cadres	9,684	9,786	9,895
	12,249	12,162	12,223

Total employee costs for the years ended September 30, 2005 and 2004 were €392.0 million and €366.0 million, respectively.

All employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in a supplemental defined contribution plan. Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred.

In addition, retirement indemnities are paid under the terms of the Group’s collective bargaining agreements. Under the current agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Group at the age of 60 or older after completing at least 1 year of service.

The obligation for these employee retirement indemnities was actuarially calculated using an estimated inflation rate of 1.5%, a discount rate of 4.0% and a labour inflation rate between 2.25% and 2.75% and assuming that retirement dates are at the initiative of the employee.

As of September 30, 2005, the future commitment with respect to these retirement indemnities was estimated to be €11.3 million compared to €8.6 million as of September 30, 2004.

27. DIRECTORS’ FEES

During the years ended September 30, 2005 and 2004, fees paid to members of the Company’s Supervisory Board were €121,948 and €106,755, respectively. TWDC employees are not paid for serving on the Company’s Supervisory Board.

28. DISCLOSURES CONCERNING THE GROUP’S RESULTS UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Disclosures concerning U.S. Generally Accepted Accounting Principles will be provided in the section Supplemental U.S. GAAP Disclosures of the Reference Document. In addition, this same information will be available on our website www.eurodisney.com at the time of our filing of the annual Form 20-F with the Security and Exchange Commission.

29. SUPPLEMENTAL PRO-FORMA FINANCIAL INFORMATION

The reconciliation below presents consolidated financial information on a pro-forma basis as if the change in accounting principles descrived below was in effect during all of fiscal year 2003.

Consolidation of Financing Companies (effective from first day of fiscal year 2004)

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by the Financial Security Law (Article 133 of the Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group. Under these new rules, the Financing Companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts. In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group’s receivables from the Financing Companies have been eliminated in consolidation and shareholders’ equity has been reduced. The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the Financing Companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs reported in the income statement, resulting in increased operating expenses and depreciation and reduced lease rental expense.

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED BALANCE SHEETS

	SEPTEMBER 2003
(€ IN MILLIONS)	AS REPORTED	ACCOUNTING CHANGE	PRO-FORMA

Fixed Assets
Intangible assets	57.6	1.3	58.9
Tangible assets	928.0	1,533.0	2,461.0
Financial assets	1,332.2	(1,227.7)	104.5
	2,317.8	306.6	2,624.4
Other Assets
Inventories	41.8	—	41.8
Accounts receivable:
Trade	76.9	—	76.9
Other	45.9	7.1	53.0
Short-term investments	34.9	48.6	83.5
Cash	11.2	—	11.2
	210.7	55.7	266.4
Deferred Charges	55.1	8.5	63.6
Total Assets	2,583.6	370.8	2,954.4
Shareholders’ Equity (Deficit)
Share capital	802.5	—	802.5
Share premium	291.4	—	291.4
Accumulated deficit	(9.5)	(1,151.6)	(1,161.1)
	1,084.4	(1,151.6)	(67.2)
Minority Interests	—	(41.3)	(41.3)
Quasi-Equity	152.8	—	152.8
Provisions for Risks and Charges	120.1	—	120.1
Borrowings	867.5	1,580.9	2,448.4
Current Liabilities
Payable to related companies	56.9	(43.3)	13.6
Accounts payable and accrued liabilities	214.3	26.1	240.4
	271.2	(17.2)	254.0
Deferred Revenues	87.6	—	87.6
Total Shareholders’ Equity and Liabilities	2,583.6	370.8	2,954.4

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF INCOME

	FISCAL YEAR 2003
(€ IN MILLIONS)	AS REPORTED	ACCOUNTING CHANGE	PRO-FORMA

Revenues	1,047.5	(0.7)	1,046.8
Costs and Expenses	(915.1)	(99.6)	(1,014.7)
Income (Loss) before Financial Charges	132.4	(100.3)	32.1
Net Financial Charges
Lease rental expense	(193.8)	193.8	—
Financial income	48.9	(45.1)	3.8
Financial expense	(55.4)	(59.6)	(115.0)
	(200.3)	89.1	(111.2)
Loss before Exceptional Items	(67.9)	(11.2)	(79.1)
Exceptional income, net	11.9	0.1	12.0
Minority Interests	—	8.8	8.8
Net Loss (after Allocation of Minority Interests)	(56.0)	(2.3)	(58.3)
Average number of common shares outstanding (in millions)	1,056	—	1,056
Loss per Share (in €)	(0.05)	—	(0.05)

COST AND EXPENSES BY CATEGORY
	FISCAL YEAR 2003
(€ IN MILLIONS)	AS REPORTED	ACCOUNTING CHANGE	PRO-FORMA

Direct operating costs	639.5	15.7	655.2
Marketing and sales expenses	105.2	—	105.2
General and administrative expenses	96.7	—	96.7
Depreciation and amortisation	65.6	83.9	149.5
Royalties and management fees	8.1	—	8.1
Total Costs and Expenses	915.1	99.6	1,014.7

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FISCAL YEAR 2003
(€ IN MILLIONS)	AS REPORTED	ACCOUNTING CHANGE	PRO-FORMA

Net Loss (after Allocation to Minority Interests)	(56.0)	(2.3)	(58.3)
Minority Interests	—	(8.8)	(8.8)
Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	65.6	83.8	149.4
Loans repayments received from Phase I Financing Cies	52.1	(52.1)	—
Other	(10.6)	2.3	(8.3)
Changes in:
Receivables	48.6	(2.2)	46.4
Inventories	(3.1)	—	(3.1)
Payables and other accrued liabilities	(8.5)	15.9	7.4
Cash Flows from Operating Activities	88.1	36.6	124.7
Proceeds from the sale of fixed assets	45.4	—	45.4
Capital expenditures for tangible and intangible assets	(72.9)	0.2	(72.7)
Increase in deferred charges, net	—	—	—
Other	(1.3)	—	(1.3)
Cash Flows used in Investing Activities	(28.8)	0.2	(28.6)
Proceeds from new borrowings	40.0	—	40.0
Repayments of borrowings	(15.0)	(36.6)	(51.6)
Increase in debt security deposits	(59.6)	—	(59.6)
Cash Flows used in Financing Activities	(34.6)	(36.6)	(71.2)
Change in cash and cash equivalents	24.7	0.2	24.9
Cash and cash equivalents, beginning of period	21.3	48.4	69.7
Cash and Cash Equivalents, end of period	46.0	48.6	94.6

Supplemental Cash Flow Information:
Interest paid	20.3	36.9	57.2
Lease rental expense paid, net	95.0	(95.0)	—

	SEPTEMBER 2003
(€ IN MILLIONS)	AS REPORTED	ACCOUNTING CHANGE	PRO-FORMA

Reconciliation to Balance Sheet:
Cash	11.2	—	11.2
Short-term investments	34.9	48.6	83.5
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	—	(0.1)
Cash and Cash Equivalents, end of period (1)	46.0	48.6	94.6

(1)	Includes €48.6 million of cash and short-term investments of the consolidated Financing Companies as September 30, 2003.

Supervisory Board General Report on the Group Euro Disney S.C.A.

Ladies and Gentlemen,

We are pleased to present to you our general report on the management of Euro Disney S.C.A. (the “Company”) and its consolidated subsidiaries (collectively, the “Group”) for the fiscal year ended on September 30, 2005 (“Fiscal Year 2005”).

You will find a detailed presentation of Fiscal Year 2005 in the Gérant’s report on the consolidated accounts of the Group. We do not have any particular comments on this report, which we have reviewed and which has been submitted to you.

Until Fiscal Year 2005, the Group applied French generally accepted accounting principles. From October 1, 2005 (the first day of fiscal year 2006), the Group is required to prepare its consolidated financial statements under International Financial Reporting Standards (“IFRS”). In accordance with such requirement, the Group has anticipated on, and prepared its implementation of, IFRS during Fiscal Year 2005 and has prepared a special report on this transition phase.

The results of the Group for Fiscal Year 2005 show a net loss of €94.9 million, as compared to a net loss of €145.2 million reported for the previous fiscal year (“Fiscal Year 2004”). This improvement can primarily be explained by the dual effect of the legal reorganization and financial restructuring completed in 2005 (together the “Restructuring”) as well as by reduced exceptional charges.

Exceptional charges for Fiscal Year 2005 decreased compared to Fiscal Year 2004 due to a one-time gain resulting from a forgiveness of debt made by The Walt Disney Company (“TWDC”) in connection with the Restructuring, as well as the prior year non-cash write-off of equipment related to the “Visionarium” attraction in the Disneyland Park that is being replaced by a new attraction, “Buzz Lightyear Laser Blast”.

The total revenues of the Group for Fiscal Year 2005 increased by 3% to a new high of €1,076.0 million, as compared to €1,048.0 million reported for the Fiscal Year 2004.

This increase is due primarily to improved spending by Theme Park visitors – Theme Park revenues increased by 3% as compared to Fiscal Year 2004 – which was, however, partially offset by reduced hotel guest spending.

Theme park attendance for Fiscal Year was 12.3 million, while the average hotel occupancy reached 80.7% for the year.

Fiscal Year 2005 was marked by the completion of the Restructuring. The principal features of the Restructuring consisted of a refinancing of the Group’s debt, conditional and unconditional deferrals of certain contractual obligations, a new €150 million credit line, a share capital increase and a legal reorganization of the Group.

The share capital increase was completed on February 23, 2005 with gross proceeds of €253.3 million, before deduction of equity issuance costs (but issuance premium included). Thus, the Company issued a total amount of 2.8 billion new ordinary shares bearing a nominal value of €0.01 at a price of €0.09 each.

This share capital increase will allow the Group to invest in new Theme Park attractions from Fiscal Year 2005 to 2009 for a total amount of approximately €240 million. It will also enable the Group to make investments to maintain and improve its existing asset base.

Concerning the legal reorganization, the transaction consisted of the contribution of substantially all of the Company’s assets, liabilities and off-balance sheet commitments to Euro Disney Associés S.C.A. (“EDA”) in return for an 82% controlling interest in EDA (whilst TWDC indirectly holds the remainder of EDA’s share capital through wholly-owned subsidiaries).

As we explained in our last report, the purpose of the legal reorganization was to reduce the lease-relation financial obligations of your Company concerning Disneyland Park by approximately €292 million. At the end of this legal reorganization, your Company became a holding company whose main asset is its 82% shareholding in EDA. Therefore, the main activity of the Company is now to operate, indirectly, Disneyland Resort Paris through EDA, its subsidiary.

It is of course too early to assess the full impacts of the Restructuring and the business plan that is being implemented. However, the Supervisory Board remains confident in the fact that the new investments and a new marketing, sales and prices strategy should have a positive effect on attendance and per guest spending and, therefore, profitability. But, it is also important to note that much will depend on the health of the European travel and tourism market in the coming years.

We inform you that the Supervisory Board of the Company met three times during Fiscal Year 2005 in order to review the financial situation of the Group, its activities and the strategy being pursued. We also inform you that the Financial Accounts Committee met three times during Fiscal Year 2005 in order to review on behalf of, and in relation with, the Supervisory Board the financial reporting process and the audit thereof, and the internal control environment and the review thereof. The Financial Accounts Committee also reviewed the internal and external audit functions.

In light of the foregoing, we recommend that you approve the consolidated accounts of the Group for the Fiscal Year 2005 that have been presented to you, including all the transactions recorded therein.

Yours sincerely,

Chessy, November 22, 2005

For the Supervisory Board

Antoine Jeancourt-Galignani

Chairman of the Supervisory Board

Statutory Auditors’ General Report on the Consolidated Financial Statements

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
63, RUE DE VILLIERS	76, RUE DE MONCEAU
92200 NEUILLY-SUR-SEINE	75008 PARIS

STATUTORY AUDITORS’ REPORT

ON THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2005

To the Shareholders

EURO DISNEY S.C.A.

Chessy

In compliance with the assignment entrusted to us by your Shareholders’ Annual General Meeting, we have audited the accompanying consolidated financial statements of Euro Disney S.C.A. for the year ended September 30, 2005.

These consolidated financial statements have been approved by Euro Disney S.A.S, Gérant of Euro Disney S.C.A. Our role is to express an opinion on these consolidated financial statements based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying the opinion expressed above, we draw your attention on the impacts of the financial restructuring and the legal reorganisation of the group as described in notes 1.3 and 1.4.

2. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

In connection with our assessment of accounting principles and policies used by the Company, we have reviewed the accounting and related disclosures in the notes to the financial statements of the legal reorganisation within the group. We have reviewed the adequacy of the accounting treatment of the new allocation between the minority interests and Shareholders’ equity which effect was given as of October 1, 2004, in accordance with the modalities of the financial restructuring as described in notes 1-4, 10 and 11.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, November 15, 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN

Jean-Christophe Georghiou	Antoine Gaubert

Management Special Report on Transition to International Financial Accounting Standards (IFRS)

1. INTRODUCTION

The European Union has adopted the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB). Under EC regulation 1606/2002 of July 19, 2002, companies listed on a regulated stock exchange in one of the member states are required to present their consolidated financial statements for financial years beginning on or after January 1, 2005 in conformity with IFRS.

Euro Disney S.C.A. and its consolidated subsidiaries (the “Group”), which has through up to and including fiscal year 2005 applied French generally accepted accounting principles (French GAAP), is subject to this requirement. As a result, the Group is required to prepare its consolidated financial statements in conformity with IFRS starting from the fiscal year ending September 30, 2006.

Comparative figures for the fiscal year ended September 30, 2005 will also be required when presenting fiscal year 2006 financial results under IFRS. In order to be able to publish this comparative information, the Group prepared an opening consolidated balance sheet as of October 1, 2004 (the first day of fiscal year 2005), which constitutes the starting point for the application of IFRS. The cumulative quantitative impacts on the French GAAP balance sheet from the transition to IFRS as of October 1, 2004, in line with IFRS 1 “First-time Adoption of International Financial Reporting Standards” were recorded directly to shareholders’ equity. Set out in this report accompanied by explanatory notes, is the impact of the transition to IFRS on the Group’s financial statements, as follows:

•	Consolidated Shareholders’ Equity between October 1, 2004 and September 30, 2005;

•	Consolidated Statement of Income for the year ended September 30, 2005;

•	Consolidated Balance Sheet as of September 30, 2005.

A description of the main impacts of IFRS restatements on the Consolidated Statement of Cash Flows is also provided.

The impact of the transition to IFRS on the financial statements for the year ended September 30, 2005 has been reviewed by the statutory auditors (see section 4 of this report). As a result, management has decided to publish this information simultaneously with its annual report for fiscal year 2005.

2. ACCOUNTING POLICIES ADOPTED

The accounting policies applied by the Group in preparing its first IFRS financial statements comply with IFRS as adopted by the European Union as of September 30, 2005. The accounting standards published by the IASB (International Accounting Standards Board) as at September 30, 2005, have been approved by the European Union, except for some parts of IAS 39, “Financial Instruments: Recognition and Measurement” which was revised and approved April 14, 2005.

Because the 2005 comparative information published with the 2006 consolidated statements must be prepared on the basis of standards applicable at September 30, 2006, the Group may have to amend the information contained in this document to reflect changes to IFRS and the approval of such changes by the European Commission. In addition, the Group reserves the possibility of modifying certain options and accounting methods applied in this document until the final publication of its fiscal year 2006 financial statements.

In preparing its opening balance sheet at October 1, 2004, the Group applied the principles relating to first-time adoption of IFRS as defined in IFRS 1.

The IFRS principles have been applied retrospectively for this report, as though the Group had always applied them. However, IFRS 1 does allow a number of exemptions to retrospective treatment, which have affected the Group’s application of IFRS as follows:

•	Mandatory exemptions: for example, IFRS 1 requires estimates at the date of transition to be consistent with estimates made at the same date under previous French GAAP (i.e., it prohibits the use of hindsight to correct estimates made while applying previous French GAAP). Also, IFRS 1 does not permit retrospective designation of hedge relationships under IAS 39, “Financial Instruments: Recognition and Measurement.”

•	Optional exemptions:

The Group has elected retrospective application for the following:

•	pensions and other employee benefits IAS 19, “Employee Benefits,”

•	financial instruments IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments”, except with respect to the designation of hedge relationships as noted above.

The Group has not elected retrospective application for the following:

•	restatement under the first-time adoption requirements set out in IFRS 1 in relation to IFRS 2, “Share-Based Payment”, has been limited to equity instruments granted after November 7, 2002 (date of publication of the exposure draft of IFRS 2) and not fully vested on January 1, 2005.

Other exemptions not mentioned were not applicable to the Group.

3. FRENCH GAAP / IFRS RECONCILIATIONS

3.1 STATEMENT OF CHANGES IN EQUITY

The table below shows a reconciliation of movements in consolidated equity under French GAAP and under IFRS between October 1, 2004 and September 30, 2005:

		INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)	NOTES	OCT 1, 2004	SHARE ISSUE	LEGAL REORG	OTHER	FISCAL YEAR 2005 NET LOSS	SEPT 30, 2005

Shareholders’ Equity – Group		(59.9)	235.0	215.5	—	(94.9)	295.7
Minority Interests		339.6	—	(215.5)	2.8	(20.6)	106.3
Total Equity - French GAAP		279.7	235.0	—	2.8	(115.5)	402.0
PP&E – asset by component method (1)	3.4.1	95.8	—	—	—	(1.6)	94.2
PP&E – government subsidies	3.4.2	(11.9)	—	—	—	(0.1)	(12.0)
PP&E – leases	3.4.3	(1.0)	—	—	—	0.3	(0.7)
Financial liabilities and interest costs	3.4.5	(73.3)	—	—	—	73.4	0.1
Financial instruments – derivatives	3.4.6	(0.3)	—	—	—	0.6	0.3
Waivers/Contributions by TWDC (2)	3.4.7	—	—	—	12.7	(10.0)	2.7
Pensions and other employee benefits	3.4.8	(8.8)	—	—	—	(0.9)	(9.7)
Share-based payments	3.4.9	—	—	—	0.1	(0.1)	—
Revenue recognition	3.4.10	(1.6)	—	—	—	0.8	(0.8)
Total adjustments		(1.1)	—	—	12.8	62.4	74.1
Total Equity - IFRS		278.6	235.0	—	15.6	(53.1)	476.1
Shareholders’ Equity – Group		(61.0)	235.0	215.5	12.8	(43.7)	358.6
Minority Interests		339.6	—	(215.5)	2.8	(9.4)	117.5

(1)	PP&E refers to Property, plant and equipment.
(2)	TWDC refers to The Walt Disney Company.

3.2 STATEMENT OF INCOME FOR FISCAL YEAR 2005

Adjustments to convert the French GAAP statement of income to IFRS, arising from first-time adoption of IFRS have been split into two categories:

•	Adjustments, which have an impact on consolidated net results, and

•	Reclassifications, which only impact the way in which items are classified within the statement of income.

(€ IN MILLIONS)		2005 FRENCH GAAP	IFRS ADJUSTMENTS	IFRS RECLASSEES	2005 IFRS
	Notes		3.4	3.5
Revenues		1,076.0	0.8	(36.2)	1,040.6
Costs and Expenses		(1,102.9)	(1.6)	31.6	(1,072.9)
Loss from Continuing Operations before Financial and Taxes		(26,9)	(0.8)	(4.6)	(32.3)
% of Revenues		-3%			-3%
Financial Income		3.9	0.1	—	4.0
Financial Expense		(91.8)	14.3	(4.4)	(81.9)
Gain on Extinguishment of Modified Debt (1)		—	58.9	—	58.9
Equity in the Income of Investees (1)		—	—	(0.7)	(0.7)
		(87.9)	73.3	(5.1)	(19.7)
Loss from Continuing Operations before Taxes		(114.8)	72.5	(9.7)	(52.0)
Exceptional Result (2)		0.4	(10.1)	9.7	—
Income Tax		(1.1)	—	—	(1.1)

Net Loss		(115.5)	62.4	—	(53.1)

Net Loss attributable to:
Equity holders of the parent		(94.9)	51.2	—	(43.7)
Minority interests		(20.6)	11.2	—	(9.4)

Basic and diluted earnings per share (4) (in €)		(0.03)			(0.02)

Additional Information
Loss from Continuing Operations before Interest and Taxes		(26.9)	(0.8)	(4.6)	(32.3)
Plus: Depreciation and amortisation		144.0	2.2	(0.2)	146.0
EBITDA (3)		117.1	1.4	(4.8)	113.7
EBITDA % of revenues		11%			11%

(1)	New line in IFRS Statement of Income.
(2)	Line no longer included in IFRS Statement of Income.
(3)	While management believes that EBITDA is a useful tool for evaluating performance, it is not a measure of financial performance define accepted accounting principles or IFRS, and should not be viewed as a substitute for income (loss) from continuing operations before financial and tax expenses, net income (loss) or operating cash flow in evaluating the Group’s financial results.
(4)	Basic earning per share amounts are calculated by dividing net income/(loss) for the year attributable to ordinary equity holders of the paren number of ordinary shares outstanding during the year. As September 30, 2005, basic and fully diluted earnings per share are equivalent as the inclusion of 98 million of potential shares in the computation of diluted earning per share would have been anti-dilutive.

3.2.1 Details of Adjustments to Convert the French GAAP Statement of Income to IFRS for Fiscal Year 2005

		INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)		PROPERTY, PLANT & EQUIPMENT	FINANCIAL INSTRUMENTS	WAIVER TWDC CREDIT LINE	PENSIONS	SHARED- BASED PAYMENTS	TOTAL REVENUE ADJUSTMENTS
	Notes	3.4.1-4	3.4.5-6	3.4.7	3.4.8	3.4.9	3.4.10
Revenues		—	—	—	—	—	0.8	0.8

Costs and Expenses		(0.9)	0.3	—	(0.9)	(0.1)	—	(1.6)
Loss from Continuing Operations before Interest Taxes		(0.9)	0.3	—	(0.9)	(0.1)	0.8	(0.8)

Financial Income		—	—	—	—	—	0.1	0.1
Financial Expense		(0.5)	14.8	—	—	—	—	14.3
Gain on the Extinguishment of Modified Debt (1)		—	58.9	—	—	—	—	58.9
Equity in the Income of Investees (1)		—	—	—	—	—	—	—
		(0.5)	73.7	—	—	—	0.1	73.3
Loss from Continuing Operations before Taxes		(1.4)	74.0	—	(0.9)	(0.1)	0.9	72.5

Exceptional Result (2)		(0.1)	—	(10.0)	—	—	—	(10.1)
Income Tax		—	—	—	—	—	—	—

Net Loss		(1.5)	74.0	(10.0)	(0.9)	(0.1)	0.9	62.4

Net Loss attributable to:
Equity Holders of the Parent		(1.2)	60.7	(8.2)	(0.7)	(0.1)	0.7	51.2
Minority interests		(0.3)	13.3	(1.8)	(0.2)	—	0.2	11.2

(1)	New line in IFRS Statement of Income.
(2)	Line no longer included in IFRS Statement of Income.

3.2.2 Details of Reclassifications to Convert the French GAAP Statement of Income to IFRS for Fiscal Year 2005

	INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)		AGENCY REVENUES	EXCEPTIONAL ITEMS	JOINT VENTURES	CREDIT CARD COMMISSIONS AND FOREX	TOTAL RECLASSES
	Notes	3.5.2	3.5.3	3.5.8	3.5.9
Revenues		(36.4)	—	0.2	—	(36.2)

Costs and Expenses		36.4	(1.3)	0.5	(4.0)	31.6
Loss from Continuing Operations before Interest and Taxes		—	(1.3)	0.7	(4.0)	(4.6)

Financial Income		—	—	—	—	—
Financial Expense		—	(8.4)	—	4.0	(4.4)
Gain on the Extinguishment of Modified Debt (1)		—	—	—	—	—
Equity in the Income of Investees (1)		—	—	(0.7)	—	(0.7)
		—	(8.4)	(0.7)	4.0	(5.1)
Loss from Continuing Operations before Taxes		—	(9.7)	—	—	(9.7)

Exceptional Result (2)		—	9.7	—	—	9.7
Income Tax		—	—	—	—	—
Net Loss		—	—	—	—	—

(1)	New line in IFRS Statement of Income.
(2)	Line no longer included in IFRS Statement of Income.

3.3 CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2005

Adjustments to convert the French GAAP Balance Sheet to IFRS arising from first-time adoption of IFRS, have been split into two categories:

•	Adjustments, which have an impact on total equity, and

•	Reclassifications, which only impact the way in which items are classified within the balance sheet.

(€ IN MILLIONS)		FRENCH GAAP	IFRS ADJUSTMENTS	IFRS RECLASSES	IFRS
	Notes		3.4	3.5
Non-Current Assets
Property, Plant and Equipment		2,295.2	(5.9)	(2.0)	2,287.3
Investment property (1)		—	—	43.4	43.4
Intangible assets		55.6	—	—	55.6
Financial assets		11.3	—	(0.6)	10.7
Other (1)		—	9.6	6.7	16.3
		2,362.1	3.7	47.5	2,413.3
Current Assets
Inventories		39.2	—	—	39.2
Trade and other receivable		153.8	0.4	(8.2)	146.0
Cash and short-term deposits		290.9	—	(0.4)	290.5
Other (1)		—	—	8.9	8.9
		483.9	0.4	0.3	484.6
Deferred Charges (2)		48.1	—	(48.1)	—

Total Assets		2,894.1	4.1	(0.3)	2,897.9

Shareholders’ Equity
Share capital		39.0	—	—	39.0
Share premium		1,442.5	12.7	173.0	1,628.2
Retained earnings		(1,185.8)	50.2	(173.0)	(1,308.6)
Asset revaluation an other reserves (1)		—	0.1	—	0.1
		295.7	63.0	—	358.7
Minority interests		106.3	11.1	—	117.4
Total Equity (1)		402.0	74.1	—	476.1
Non-current liabilities
Provisions for risks and charges		96.9	(85.7)	0.4	11.6
Borrowings		1,943.4	(15.5)	(37.9)	1,890.0
Deferred revenues		93.8	(2.2)	(50.0)	41.6
Other (1)		—	33.3	20.6	53.9
		2,134.1	(70.1)	(66.9)	1,997. 1
Current Liabilities
Accounts payable and accrued liabilities		358.0	0.1	16.1	374.2
Current portion of borrowings (1)		—	—	0.5	0.5
Financial derivatives (1)		—	—	—	—
Deferred revenues (1)		—	—	50.0	50.0
Provisions for risks and charges (1)		—	—	—	—
		358.0	0.1	66.6	424.7
Total Shareholders’ Equity and Liabilities		2,894.1	4.1	(0.3)	2,897.9

(1)	New line in IFRS Balance Sheet.
(2)	Line no longer used in IFRS Balance Sheet.

3.3.1 Details of Adjustments to Convert the French GAAP Balance Sheet to IFRS as of September 30, 2005

		INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)		PROPERTY, PLANT & EQUIPMENT	FINANCIAL INSTRUMENTS	CONTRIBUTION WAIVER FROM TWDC	PENSIONS	SHARED- BASED PAYMENTS	REVENUE	TOTAL ADJUSTMENTS
	Notes	3.4.1-4	3.4.5-6	3.4.7	3.4.8	3.4.9	3.4.10
Non-Current Assets
Property, Plant and Equipment		(1.4)	(4.5)	—	—	—	—	(5.9)
Investment property (1)		—	—	—	—	—	—	—
Intangible assets		—	—	—	—	—	—	—
Financial assets		—	—	—	—	—	—	—
Other (1)		—	9.6	—	—	—	—	9.6
		(1.4)	5.1	—	—	—	—	3.7
Current Assets
Inventories		—	—	—	—	—	—	—
Trade and other receivable		—	0.4	—	—	—	—	0.4
Cash and short-term deposits		—	—	—	—	—	—	—
Other (1)		—	—	—	—	—	—	—
		—	0.4	—	—	—	—	0.4
Deferred Charges (2)		—	—	—	—	—	—	—
Total Assets		(1.4)	5.5	—	—	—	—	4.1
Shareholders’ Equity
Share capital		—	—	—	—	—	—	—
Share premium		—	—	12.7	—	—	—	12.7
Retained earnings		66.8	0.3	(8.2)	(8.0)	(0.1)	(0.6)	50.2
Asset revaluation and other reserves (1)		—	—	—	—	0.1	—	0.1
		66.8	0.3	4.5	(8.0)	—	(0.6)	63.0
Minority interests		14.7	0.1	(1.8)	(1.7)	—	(0.2)	11.1
Total Equity (1)		81.5	0.4	2.7	(9.7)	—	(0.8)	74.1
Non-current liabilities
Provisions for risks and charges		(85.7)	—	—	—	—	—	(85.7)
Borrowings		1.5	(17.0)	—	—	—	—	(15.5)
Deferred revenues		(0.3)	—	(2.7)	—	—	0.8	(2.2)
Other (1)		1.5	22.1	—	9.7	—	—	33.3
		(83.0)	5.1	(2.7)	9.7	—	0.8	(70.1)
Current Liabilities
Accounts payable and accrued liabilities		0.1	—	—	—	—	—	0.1
Current portion of borrowings (1)		—	—	—	—	—	—	—
Financial derivatives (1)		—	—	—	—	—	—	—
Deferred revenues (1)		—	—	—	—	—	—	—
Provisions for risks and charges (1)		—	—	—	—	—	—	—
		0.1	—	—	—	—	—	0.1

Total Shareholders’ Equity and Liabilities		(1.4)	5.5	—	—	—	—	4.1

(1)	New line in IFRS Balance Sheet.
(2)	Line no longer used in IFRS Balance Sheet.

3.3.2 Details of Reclassifications to Convert the French GAAP Balance Sheet to IFRS as of September 30, 2005

		INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)		CURRENT NON-CURRENT	INVESTMENT PROPERTY	DEFERRED CHARGES	WAIVERS FROM TWDC	JOINT VENTURES	TOTAL RECLASSE
	Notes	3.5.4	3.5.5	3.5.6	3.5.7	3.5.8
Non-Current Assets
Property, plant and equipment		—	(43.4)	41.4	—	—	(2.0)
Investment property (1)		—	43.4	—	—	—	43.4
Intangible assets		—	—	—	—	—	—
Financial assets		(0.6)	—	—	—	—	(0.6)
Other (1)		—	—	6.7	—	—	6.7
		(0.6)	—	48.1	—	—	47.5

Current Assets
Inventories		—	—	—	—	—	—
Trade and other receivable		0.6	—	(8.9)	—	0.1	(8.2)
Cash and short-term deposits		—	—	—	—	(0.4)	(0.4)
Other (1)		—	—	8.9	—	—	8.9
		0.6	—	—	—	(0.3)	0.3

Deferred Charges (2)		—	—	(48.1)	—	—	(48.1)

Total Assets		—	—	—	—	(0.3)	(0.3)

Shareholders’ Equity
Share capital		—	—	—	—	—	—
Share premium		—	—	—	173.0	—	173.0
Retained earnings		—	—	—	(173.0)	—	(173.0)
Asset revaluation and other reserves (1)		—	—	—	—	—	—
		—	—	—	—	—	—

Minority interests		—	—	—	—	—	—

Total Equity (1)		—	—	—	—	—	—

Non-current liabilities
Provisions for risks and charges		—	—	—	—	0.4	0.4
Borrowings		(37.9)	—	—	—	—	(37.9)
Deferred revenues		(50.0)	—	—	—	—	(50.0)
Other (1)		20.6	—	—	—	—	20.6
		(67.3)	—	—	—	0.4	(66.9)
Current Liabilities
Accounts payable and accrued liabilities		16.8	—	—	—	(0.7)	16.1
Current portion of borrowings (1)		0.5	—	—	—	—	0.5
Financial derivatives (1)		—	—	—	—	—	—
Deferred revenues (1)		50.0	—	—	—	—	50.0
Provisions for risks and charges (1)		—	—	—	—	—	—
		67.3	—	—	—	(0.7)	66.6
Total Shareholders’ Equity and Liabilities		—	—	—	—	(0.3)	(0.3)

(1)	New line in IFRS Balance Sheet.
(2)	Line no longer used in IFRS Balance Sheet.

3.4 DESCRIPTION OF ADJUSTMENTS TO CONVERT FRENCH GAAP FINANCIAL STATEMENTS TO IFRS

3.4.1 Property, Plant and Equipment – Asset by Component Method (IAS 16)

Under French GAAP: Property, plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses, and depreciated over their estimated useful lives.

Under IFRS: Property, plant and equipment will also be stated at historical cost less accumulated depreciation and any impairment losses, and depreciated over their estimated useful lives.

The Group decided not to apply the following options available in IFRS:

•	The exemption provided for in IFRS 1, which consists of measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets’ deemed historical cost at the date of the IFRS opening balance sheet, and

•	The revaluation model provided for in IAS 16, “Property, Plant and Equipment,” which consists of revaluing property, plant and equipment at fair value at each period-end.

Asset by Component Approach – IFRS also requires that assets be defined using a components approach, which consists of identifying assets separately in the accounting records in sufficient detail to allow assets that are components of larger assets to be amortised separately over their useful lives. Subsequent expenditures to replace a defined fixed asset component will be capitalised and the replaced component written-off. All other subsequent expenditures, except those which substantially improve the life or utility of the asset concerned, will be expensed as incurred.

As the Group’s fixed assets ledgers and accounting records were already maintained using high level of detail, the impact of creating additional fixed asset components on the opening balance sheet was minor.

Planned Major Renovations – Under the Group’s application of French GAAP, expenditures for planned major fixed asset renovations are accrued as operating expense in advance on a straight-line basis during the period between planned renovations. Under IFRS, expenditures for planned major fixed asset renovations will be expensed as incurred except for those specific expenditures that respond to the definition of a defined fixed asset component (i.e. replacement and/or improvement of an existing component).

As a result, for the purpose of converting the French GAAP balance sheet to an IFRS format, the balance of the accrual for future major fixed asset renovations as of October 1, 2004 of €87.7 million was reversed and recorded as a credit to shareholders’ equity. In addition, past planned major renovation expenditures were analysed in detail to identify expenditures that responded to the definition of a fixed asset component. As a result of this analysis, €8.1 million of net book value was added to property, plant and equipment and credited to shareholders’ equity as of October 1, 2004. Thus, the net impact on opening equity of the implementation of IFRS for the accounting of planned major renovations is €95.8 million.

Residual values – Under IFRS consistent with French GAAP, no residual values have been taken into account because the Group plans to use its property, plant and equipment over their entire useful lives.

3.4.2 Property, Plant and Equipment – Government Subsidies (IAS 20)

Under French GAAP: Land grants of €12.3 million were provided to the Group by local government authorities between fiscal years 1990 and 2000, to assist the Group in the development of the infrastructure necessary for the site. These grants were recorded as unearned revenues and amortised to exceptional income over 10 years from the date of grant. As of October 1, 2004, €0.4 million of the total grants received remain in unearned revenue.

Under IFRS: The option exists to record these grants consistent with current French GAAP or to record the grants as a reduction of the cost of the asset to which it relates. The Group has opted to change its method and record these grants as a reduction of the related land costs.

3.4.3 Property, Plant and Equipment – Leases (IAS 17)

Under French GAAP: The Group records all leasing contracts as rentals as the amounts are contractually due and does not capitalise leasing transactions that respond to the definition of a financing transaction.

Under IFRS: Leases that transfer to the lessee substantially all risks and rewards incidental to ownership of the asset are accounted for as an asset financing. Under IAS 17, assets leased under contracts qualifying as financing leases are capitalised and amortised over their estimated useful lives and the related lease obligations are recorded as borrowings. Lease payments are allocated between reimbursement of the borrowings and interest using the Group’s incremental borrowing rate. Additionally, under IFRS operating lease payments (resulting from leases that do not qualify as financial leases) must be recognised as expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit.

In order to prepare its opening balance sheet under IFRS, the Group reviewed its leasing contract commitments as of October 1, 2004 to identify leasing contracts, which responded to the definition of a financing transaction. As a result of this review, equity was increased by €0.6 million and assets with a net book value of €4.7 million and borrowings of €4.1 million were recorded as of October 1, 2004. During fiscal year 2005, no additional leases were capitalised. In addition, an adjustment of €1.6 million debit to opening IFRS equity was recorded to adjust operating lease expenses to reflect the straight-line method versus the as contractually due method used under French GAAP.

3.4.4 Property, Plant and Equipment – Impairment of Assets (IAS 36)

Under French GAAP: The Group prepares regular impairment tests with respect to its assets to ensure that the net book value of property, plant and equipment does not exceed their value in use or fair value. Under French GAAP, the non-discounted operating cash flows of the Group’s two reporting segments, Resort and Real Estate, were grouped for purposes of the calculation.

Under IFRS: IFRS 36 requires that the Group performs an impairment test as of the opening balance sheet date, October 1, 2004, and whenever indicators of impairment exist. For purposes of those tests, consistent with the method used under French GAAP, operating assets have been grouped into cash-generating units, which corresponded to the Group’s reporting segments. The Resort cash-generating unit includes the Theme Parks, hotels and Disney Village and related guest amenity facilities. The Real Estate Segment cash-generating unit includes primarily investment property (land) under long-term ground leases to third parties.

Under IFRS an impairment reserve is recorded when the recoverable amount of a cash-generating unit is less than its net book value of the assets in use. For the Group, the recoverable amount of a cash-generating unit represents its “value-in-use”, which is calculated as the present value of estimated future cash flows expected to arise from the continuing use of fixed assets and their disposal at the end of their useful life.

The IFRS opening balance sheet impairment analysis was prepared as of October 1, 2004 and resulted in no impairment adjustment.

3.4.5 Financial Liabilities and Interest Costs (IAS 23, 32 and 39)

Under French GAAP: The Group currently records its financial liabilities at cost. Interest costs are recorded under the accrual method using the contractual rate. In addition, debt issue costs are deferred and amortised over the contractual life of the related debt; however, costs incurred to renegotiate or modify the terms of existing debt are recorded as incurred as exceptional expenses.

Under IFRS: Borrowings, notes payable and receivables are recorded using the effective interest method. Debt issue costs are deferred and amortised over the contractual life of the related debt. Costs incurred to renegotiate the terms of existing debt instruments are recorded as financial expense as incurred, if the negotiated modifications qualify as significant. Costs incurred for non-significant modifications to existing debt are deferred and amortised to financial expense using the effective interest method over the remainder of the life of the renegotiated debt.

The Group’s debt portfolio includes fixed and variable debt that was incurred to finance the construction of Disneyland Resort Paris. Portions of the Group’s debt portfolio were restructured or substantially modified in negotiations that were finalised in fiscal years 1994, 2000, and 2005. The modifications over the years to the Group’s loan agreements have included interest waivers and deferrals of principal repayments. Under French GAAP, these changes were accounted for based on the contractual terms in the specific years affected and were not reflected in the Group’s measurement of the outstanding loans or in the measurement of interest costs for the periods unaffected by the changes.

Under IFRS, the opening balance sheet as of October 1, 2004 (first day of fiscal year 2005) includes a reduction in shareholders’ equity of €82.8 million reflecting the impact of the effective interest method on the Group’s cumulative interest costs as of that date. In addition, the opening balance sheet and fiscal year 2005 financial statements were restated for minor differences in the treatment of debt restructuring costs, capital leases and the discounting of long-term payables and receivables to reflect the time value of money. The table below summarises the adjustments and net borrowings* as of the opening balance sheet date:

Reconcilation of Net Borrowings as of October 1, 2004:

	INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)	PRINCIPAL (1)	DEFERRED DEBT ISSUE COSTS (2)	BORROWINGS DISCOUNT	EFFECTIVE INTEREST ACCRUAL (3)	NET BORROWINGS
French GAAP -October 1, 2004	1,968.5	(9.2)	—	—	1,959.3
IFRS Adjustments:
Adjustments resulting from 1994 Restructuring	—	—	—	82.8	82.8
Adjustments resulting from 2005 Restructuring	—	(9.5)	—	—	(9.5)
Sub-total Effective Interest Method	—	(9.5)	—	82.8	73.3
Capital Lease Obligation	4.1	—	—	—	4.1
IFRS -October 1, 2004	1,972.6	(18.7)	—	82.8	2,036.7

(1)	Excluding accrued current interest, however including a long-term contractual obligation classified in “Accounts Payable and Accruals” in French GAAP and “Other Non-Current Liabilities” in IFRS in the amount of _22.5 as of October 1, 2004.
(2)	Deferred debt issue costs are classified in the balance sheet as “Deferred Charges” under French GAAP and as “Other Assets” under IFRS
(3)	Effective interest accruals are classified in the IFRS balance sheet as “Other Non-Current Liabilities.”

*	Net borrowings represents the principal of outstanding loans or other long-term obligations less deferred debt issue costs and discounts, plus accrued effective interest.

In fiscal year 2005, the Group completed a comprehensive restructuring with its stakeholders. The terms of several of the Group’s loans were significantly modified. In accordance with IFRS 39, paragraph 39-42, the significantly modified loans were accounted for as an extinguishment of the existing debt, with the difference between the fair value of the new debt and the carrying value of the existing debt recorded as a €58.9 million gain on the extinguishment of debt, which has been recorded on a separate line in the financial charges section of the Statement of Income. The significantly modified loans were re-recorded at their fair market value on the effective date of the restructuring (February 23, 2005), reflecting a €19.3 million discount from their nominal value. This discount will be amortised to interest expense over the remaining term of the loans. The unamortised discount balance as of September 30, 2005 was €17.0 million. Under French GAAP, no adjustments were made to the book values of the modified loans.

The table below reconciles net borrowings* and financial charges under French GAAP to IFRS as of September 30, 2005 and for the year then ended:

Reconcilation of Net Borrowings as of September 30, 2005:

	INCREASE / (DECREASE) FORMAT
(€ IN MILLIONS)	PRINCIPAL (1)	DEFERRED DEBT ISSUE COSTS (2)	BORROWINGS DISCOUNT (3)	EFFECTIVE INTEREST ACCRUAL (4)	NET BORROWINGS
French GAAP – September 30, 2005	1,926.3	(6.7)	—	—	1,919.6

IFRS Adjustments:
Adjustments resulting from 1994 Restructuring	—	—	—	25.1	25.1
Adjustments resulting from 2005 Restructuring	—	(11.2)	(17.0)	1.3	(26.9)
Phase IA / IB Debt Issue Costs	—	1.5	—	—	1.5
Discount of long-term obligation	—	—	(4.2)	—	(4.2)
Sub-total Effective Interest Method	—	(9.7)	(21.2)	26.4	(4.5)
Capital Lease Obligation	1.5	—	—	—	1.5
IFRS -September 30, 2005	1,927.8	(16.4)	(21.2)	26.4	1,916.6

(1)	Excluding accrued current interest, however including a long-term contractual obligation classified in “Accounts Payable and Accruals” in French GAAP and “Other Non-Current Liabilities” in IFRS in the amount of _20.3 million as of September 30, 2005.
(2)	Deferred debt issue costs are classified in the balance sheet as “Deferred Charges” under French GAAP and as “Other Assets” under IFRS.
(3)	Discounts classified in the IFRS balance sheet on the line on which the related obligation is classified.
(4)	Effective interest accruals are classified in the IFRS balance sheet as “Other Non-Current Liabilities.”

Reconcilation of Net Financial Charges for Fiscal Year 2005:

(€ IN MILLIONS)	INTEREST EXPENSES	INTEREST HEDGING CONTRACTS	CAPITALISED INTEREST	DEBT ISSUE/ MOD COSTS	FEES & OTHER	TOTAL
French GAAP – Fiscal Year 2005	84.2	0.1	(0.8)	2.4	5.9	91.8
IFRS Adjustments:
Effective Interest Adjustments	(4.3)	—	—	—	—	(4.3)
Interest on Capital Lease Obligation	0.5	—	—	—	—	0.5
Other	—	—	—	(1.3)	(0.8)	(2.1)
Sub-total IFRS Adjustments	(3.8)	—	—	(1.3)	(0.8)	(5.9)
IFRS – Fiscal Year 2005	80.4	0.1	(0.8)	1.1	5.1	85.9

*	Net borrowings represents the principal of outstanding loans or other long-term obligations less deferred debt issue costs and discounts, plus accrued interest.

3.4.6 Financial Instruments - Derivatives (IAS 32 and 39)

Under French GAAP: Financial derivatives are measured at cost and changes in their fair value are not recorded in the financial statements. Currently, the Group uses financial derivatives to hedge future cash flows for interest expense and certain other non-euro denominated cash flows. The cash flows associated with these derivatives are recorded on an accrual basis to compensate the gains and losses generated by the underlying cash flow being hedged.

Under IFRS: Financial derivatives are measured at fair value in the balance sheet. Changes in the fair value of these instruments must be recognised in the income statement, unless the instrument qualifies as a cash flow hedge, in which case movements in the fair value are recognised as components of shareholders’ equity.

The net IFRS adjustments related to interest rate and foreign currency financial derivatives in the opening balance sheet and in the financial statements of fiscal year 2005 were immaterial.

3.4.7 Waivers/Contributions granted by TWDC during Fiscal Year 2005

Under French GAAP: Waivers or contributions received from a principal shareholder are recorded as exceptional income.

Under IFRS: The IASB conceptual Framework, paragraph 35 requires that transactions be recorded for and presented in accordance with their economic substance and not merely their legal form.

During fiscal year 2005, The Walt Disney Company (“TWDC”), which consolidates the Group in its financial statements, granted to the Group a permanent waiver of €10 million on the repayment of the balance of an expiring credit line. In addition, TWDC provided the Group €2.7 million in cash funds to be used for a computer system upgrade required to accommodate TWDC’s financial reporting needs. Under French GAAP, the €10 million waiver on the line of credit was recorded as exceptional income, while the cash provided for the computer system upgrade was recorded as unearned revenue as of September 30, 2005 and was to be recognized as revenue over the life of the computer system upgrade. Applying the concept of substance-over-form under IFRS, the forgiveness of debt and contribution of cash for the computer system upgrade by TWDC have been recorded as additional capital contributions by TWDC and not revenue.

3.4.8 Pensions and Other Employee Benefits (IAS 19)

Under French GAAP: The Group currently values and discloses the obligation linked to defined benefit pension plans provided to employees, but has not recorded the obligation in its financial statements.

Under IFRS: Defined-benefit pension plan obligations are required to be recorded in the financial statements. The actuarial assumptions used by the Group for its current French GAAP disclosures are consistent with those that will be used to record the obligation under IFRS.

All Group employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in supplemental defined contribution plans. Contributions to these plans are shared between employees and the Group. The Group’s portion of these contributions is expensed as incurred. The Group has no future commitment with respect to these benefits.

In addition to the above plans the Group’s collective bargaining agreements call for retirement indemnities ranging from one-half a month to 3 months of gross wages be provided to employees who retire from the Group at the age of 60 or older after completing at least one year of service. The actuarially calculated present value of the obligation for these benefits as of October 1, 2004 is €8.8 million and has been recorded in the Group’s balance sheet in accordance with the requirements of IAS 19.

3.4.9 Share-Based Payments (IFRS 2)

Under French GAAP: Euro Disney S.C.A. has granted stock options to certain Group employees. Under French GAAP, no expense is recognised in connection with the granting of stock options. On exercise of stock options, Euro Disney S.C.A. issues new shares via a capital increase. Only the cash exercise price received in exchange for the shares with a corresponding entry in share capital and share premium is recognised in the financial statements.

Under IFRS: IFRS 2 requires than an expense be recognized equal to the fair value of the services rendered by the employees in return for the equity instruments granted to them. Compensation expense related to stock options (which the Group measures at the grant date using the Black-Scholes-Merton Model) is deferred and charged to income over the vesting period of the options.

Under the first-time adoption requirements set out in IFRS in relation to IFRS 2, only the accounting for employee stock options granted after November 7, 2002 and not fully vested at January 1, 2005 is required to be retroactively adjusted. As the Group had no new stock option grants during this period, IFRS 2 has no impact on financial statements as of the opening balance sheet of October 1, 2004 (first day of fiscal year 2005).

In September 2005, Euro Disney S.C.A. granted 53 million stock options to management, which gives rise to a total compensation expense of €2.8 million, net of estimated forfeitures. This expense will be recognised over the four-year vesting period of the options. In fiscal year 2005, compensation expense recognised for this grant was €0.1 million (on a pro-rata basis).

3.4.10 Revenue Recognition (IAS 18)

Under French GAAP: The Group’s operating activities are divided into two reporting segments: Resort and Real Estate. Revenues under French GAAP are measured at their nominal value when earned.

Revenues in the Group’s Resort segment are generated primarily from services rendered to guests and from the sale of food, beverages and merchandise. Revenues for services are recorded as and when provided to guests while sales of food, beverages and merchandise are recorded at the point of sale. This segment also generates revenues associated with long-term sponsorship contracts with various third-party companies participating in bringing the resort experience to the Group’s guests, which are recognised straight-line over the term of the contracts.

In the Group’s Real Estate segment, transactions include primarily land sales to developers (occasionally with deferred payment terms), long-term ground lease transactions and project management and development services provided to third parties. Revenues are recognised for land sales upon closing and transfer of title. Revenues under ground lease contracts are recognised straight-line over the term of the contract, while revenue associated with project management and development services are recognised as the service is rendered.

Under IFRS: The guidance provided in IAS 18 is consistent with the Group’s current revenue recognition policies under French GAAP, except with respect to the measurement of revenues for transactions that involve payments over a period longer than the operating cycle (one-year for the Group). IAS 18, paragraph 11 requires that the time value of money at the moment of the transaction be reflected in the measurement of revenue for these transactions. In addition, application of the guidance provided in IAS 18 concerning revenue recognition of multi-element contracts, may require that the Group defer revenue from future transactions that may have been recognised over shorter periods of time under French GAAP. The opening balance sheet under IFRS as of October 1, 2004 (the first day of fiscal year 2005) includes the impact of deferring a fee paid by a vendor over the term of the related contract (under French GAAP this fee was recognised in full in the year it was received) and the impact of discounting revenues associated with instalment land sales.

3.4.11 Consolidation of Special Purpose Entities (IAS 27, SIC 12)

Under French GAAP: In accordance with the Financial Security Law (Loi de Sécurité Financière), the Group currently consolidates financing companies that are in-substance controlled by the Group. The consolidated special purpose entities (“SPEs”) own a substantial portion of the Group’s operating assets.

Under IFRS: Subsidiaries controlled by a parent company are required to be consolidated. IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, in SIC-12 expands the definition of subsidiaries including entities, which perform activities for or on behalf of the reporting entity. The criteria for control are:

•	the SPE performs activities on behalf of the reporting entity;

•	the reporting entity has decision-making powers (directly or indirectly through an autopilot mechanism);

•	the reporting entity has the right to obtain the majority of the benefits of the SPE; or

•	the reporting entity retains the majority of the residual or ownership risks related to the SPE or its assets.

No adjustments of the French GAAP financial statements were required to comply with IAS 27 and SIC 12.

3.4.12 Income Taxes (IAS 12)

Under French GAAP: The Group provides for deferred income taxes on temporary differences between financial and tax reporting using the liability method, which calculates deferred tax assets and liabilities by applying the currently enacted tax rates expected to be in effect when the temporary differences will reverse.

Under IFRS: In general, the accounting treatment required by IAS 12, Income Taxes, is consistent with the Group’s current method under French GAAP.

The Group currently has relatively minor temporary differences between book and tax reporting and in addition had approximately €0.9 and €1.0 billion of tax loss carryforwards available as of October 1, 2004 and September 30, 2005, respectively. Under French GAAP, the deferred tax asset associated with these tax loss carryforwards has not been recognised in accordance with the principle of prudence provided under French GAAP with respect to the recognition of this asset.

No adjustments of the French GAAP financial statements were required to comply with IAS 12.

3.5 DESCRIPTION OF IFRS RECLASSIFICATIONS

3.5.1 General Presentation of the Statement of Income

Under IFRS 1, the statement of income may be presented either by nature or by function. The Group currently presents its income statement by function and has not yet concluded its assessment as to whether it will maintain this presentation or adopt a presentation by nature of costs. This assessment will be completed before the issuance of the Group’s first half 2006 financial statements, the Group’s first publication of results under IFRS. This decision is not likely to change the presentation on the face of the statement of income, but could affect the content of the supporting footnotes.

In addition, the line Exceptional Result currently included in the French GAAP statement of income will no longer appear in the IFRS format. The line “Equity in the Income of Investees” has been added to the IFRS statement of income (see section 3.5.8 to this report).

3.5.2 Agency Revenues (IAS 18)

Under French GAAP: Currently the Group classifies revenues generated from the sale to guests of third-party travel services gross of the related cost of sales for such services.

Under IFRS: Revenues generated in cases where the Group acts as agent and not principal are required to be classified net of the related cost of sales (i.e. reported revenue is the net commission on such transactions).

The Group’s activities include those carried out by Euro Disney Vacances, S.A.S (“EDV”), a French licensed travel agency. EDV provides travel agent services to individual guests wishing to book a stay at Disneyland Resort Paris. The travel services provided include not only Disneyland Resort Paris specific product, but also travel (e.g., air, train, rental car) and non-Euro Disney excursions (for example to Paris or to the Loire Valley). In addition, the Group has contracts with several third-party hotels operating either directly on the Resort site or in the surrounding area, which give the Group the right to sell rooms at these hotels in EDV travel packages.

Under IFRS, these transactions meet the criteria of an agency relationship and are recorded in revenue net of the related cost of sales.

3.5.3 Exceptional Items

Under French GAAP: Certain types of revenues and expenses are currently classified as exceptional items, including gains and losses on the sale or write-off of fixed assets, restructuring costs, and Theme Park pre-opening costs.

Under IFRS: The exceptional classification does not exist. IFRS requires that these costs be classified as operating or financial depending on their nature or function.

3.5.4 General Presentation of the Balance Sheet

Under IAS 1, the balance sheet distinction between current and non-current items is the most significant change in the presentation of the IFRS balance sheet when compared to the French GAAP balance sheet.

In addition, under French GAAP, minority interests were presented separate from shareholders’ equity. Under IFRS minority interests are presented within shareholders’ equity.

New lines and lines that will not longer be included on the IFRS balance sheet are indicated in section 3.3 of this report.

3.5.5 Investment Property (IAS 40)

Under French GAAP: Investment property is recorded at cost less any accumulated depreciation and accumulated impairment losses.

Under IFRS: Investment property is defined as property (land or a building, or part of a building, or both) held to earn rentals or for capital appreciation or both, rather than for:

•	use in the production or supply of goods or services or for administrative purposes; or

•	sale in the ordinary course of business.

IFRS provides the option to measure investment property at fair value or cost. Under the fair value model investment property is measured at fair value without deduction of transaction costs, with adjustments in value included in the statement of income as they arise. Under the cost model, investment properties are carried at cost less any accumulated depreciation and accumulated impairment losses.

The Group leases land with a net book value of €43.4 million to various third parties under long-term ground leases. These properties constitute investment property under IFRS and as such are classified on a separate line of the balance sheet. The Group has opted to measure these properties at cost.

3.5.6 Deferred Charges

The current French GAAP balance sheet includes a caption called “Deferred Charges” which includes deferred debt issue costs and various contributions to the local authorities for the construction of certain secondary infrastructure on the resort site.

Under IFRS, the line “Deferred Charges” will no longer be included on the IFRS balance sheet. Deferred debt issue costs have been reclassified to the line “Other Non-Current Assets.” The Group’s contribution to the construction cost of the resort site infrastructure have been transferred to “Property, Plant and Equipment.”

3.5.7 Permanent Waivers Granted by TWDC during 1994 Financial Restructuring

Under French GAAP: Waivers or contributions received from a shareholder are recorded as exceptional income. Other forms of aid from a principal shareholder are recorded based upon the legal form of the transaction.

Under IFRS: The IASB Framework, paragraph 35 requires that transactions be recorded and presented in accordance with their economic substance and not merely their legal form.

During fiscal year 1994, the Group underwent a major financial restructuring. As part of that restructuring, TWDC agreed to make the following concessions and contributions to the Group:

•	TWDC agreed to permanently waive €184.2 million of current liabilities owed by the Group to TWDC as of March 1994,

•	TWDC agreed to subscribe to €152.4 million of bonds redeemable in shares issued by the Group in conjunction with the 1994 restructuring. The bonds had a 10-year term and a stated interest rate of 1%. The fair value of these bonds taking into account the prevailing interest rate and the conversion terms at their issuance date was estimated at €49.4 million, resulting in a €114.3 million benefit to the Group. Out of the total €49.4 million fair value, €11.2 million represented the interest element of the instrument. These bonds matured on July 11, 2004.

Each of the above transactions was analysed under IFRS using the principle of substance over form. As a result, the following reclassifications to the French GAAP classifications were recorded between retained earnings and share premium to reflect additional capital contributions by TWDC:

(€ IN MILLIONS)

TWDC permanent waiver of payables	(184.2)
Redeemable Bonds interest element	11.2
Total Reclassification	(173.0)

See section 3.4.7 for a discussion of additional waivers/ contributions granted by TWDC during year 2005.

3.5.8 Joint Ventures

Under French GAAP: Entities for which joint control is legally established under a contractual agreement are recorded using the proportionate consolidation method.

Under IFRS: Entities jointly controlled under contractual agreements can be consolidated using either the proportionate consolidation method or the equity investment method.

The Group is currently participating in two joint ventures:

•	Convergence Achats S.A.R.L. – a joint venture with Groupe Flo to negotiate food purchasing contracts, and

•	Les Villages Nature de Val D’Europe S.A.R.L. – a joint venture with Pierre et Vacances to establish a feasibility study concerning a potential resort development concept.

The activities associated with these ventures are currently recorded using the proportionate consolidation method. The Group has opted to change its method of consolidating these entities to the equity investment method, consistent with the treatment required by U.S. GAAP. the adjustment has no net impact on shareholders’ equity.

3.5.9 Credit Card Commission Expenses and Gains and Losses on Foreign Currency Exchange

Currently, credit card commission expenses and gains and losses on foreign currency exchange are classified as financial expense in the French GAAP income statement.

Under IFRS, credit card commission expenses and gains and losses on foreign currency exchange will be classified as direct operating costs.

3.5.10 Impact of IFRS Adjustments on the Statement of Cash Flows

The restatements and reclassifications arising from first-time adoption of IFRS do not have a significant impact on cash and cash equivalents. The restatement linked to changing the method of consolidation for joint ventures reduces cash equivalents by €0.3 million as of September 30, 2005.

The Statement of Cash Flows required under IAS 7 is fairly close to that already used by the Group under French GAAP. Consequently, there is unlikely to be any major change in the presentation of the consolidated statement of cash flows.

Statutory Auditors’ Special Report on Transition to International Financial Accounting Standards (IFRS)

This is a free translation into English of the Statutory Auditors’ special report issued in the French language and provides solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing applicable in France.

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
63, RUE DE VILLIERS	76, RUE DE MONCEAU
92200 NEUILLY-SUR-SEINE	75008 PARIS

STATUTORY AUDITORS’ SPECIAL REPORT ON THE 2005 IFRS FINANCIAL INFORMATION

For the year ended September 30, 2005

To the Shareholders

EURO DISNEY S.C.A.

Chessy

Further to the request made to us as Statutory Auditors of Euro Disney S.C.A., we have conducted an audit of the 2005 IFRS Information that presents the impact of the restatement to the International Financial Reporting Standards (IFRS) as adopted within the European Union on the equity reconciliation and the consolidated balance sheet as of September 30, 2005 and the statement of income for the year then ended (the “IFRS Financial Information”) presented in sections 2 and 3 of the note entitled “Transition to IFRS”.

The IFRS Financial Information is the responsibility of the Gérant, Euro Disney S.A.S., and has been prepared as part of the conversion to International Financial Reporting Standards as adopted within the European Union for the preparation of 2006 consolidated financial statements, based on the balance sheet and statement of income included in the consolidated financial statements for the year ended September 30, 2005 prepared in accordance with the accounting rules and principles generally accepted in France (the “consolidated financial statements”). We have audited the consolidated financial statements in accordance with the professional standards applied in France and expressed an unqualified opinion thereon. Our responsibility is to express an opinion on the IFRS Financial Information based on our audit.

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS Financial Information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Financial Information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS Financial Information has been prepared, in all material respects, in accordance with the basis set out in the notes, which specify how IFRS 1 and the other international accounting standards adopted within the European Union have been applied and indicate which standards, interpretations, rules and accounting methods should in the opinion of management apply to the preparation of consolidated financial statements for 2006 in accordance with IFRS as adopted within the European Union.

Without qualifying our opinion set out above, we draw your attention to the fact that note 2 describes why the comparative information presented in the final IFRS consolidated financial statements for 2006 may differ from the information presented in the accompanying IFRS Financial Information to reflect possible changes to IFRS and the approval of such changes by the European Union.

Moreover, as part of the conversion to International Financial Reporting Standards adopted within the European Union for the presentation of consolidated financial statements for 2006 we draw your attention to the fact that the IFRS Financial Information does not constitute a set of consolidated financial statements prepared in accordance with IFRS as adopted within the European Union, which would be necessary there-under to give a true and fair view of assets and liabilities, financial position and results of operations of the consolidated group of companies.

Neuilly-sur-Seine and Paris, November 15, 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN

Jean-Christophe Georghiou	Antoine Gaubert

5-year Financial Review of Euro Disney S.C.A.

	YEAR ENDED SEPTEMBER 30,
	2005	2004	2003	2002	2001
Capital at the end of the period
Share Capital (in €)	38,976,490	10,826,803	802,512,670	804,883,343	804,768,524
Number of outstanding ordinary shares	3,897,649,046	1,082,680,292	1,055,937,724	1,055,937,724	1,055,787,093
Maximum amount of shares which can be created by way of:
– Conversion of bonds	—	—	—	—	23,158,755
– Conversion of ORAs	—	—	26,728,794	26,728,794	26,728,794
– Exercise of warrants	—	—	103,338,319	103,338,319	103,338,319
– Exercise of employee stock options	98,233,131	26,549,130	29,309,663	33,347,171	25,325,000

Result of the period (€ in millions)
Sales (net of VAT)	13.9	951.1	937.7	961.2	910.4
Income (loss) before income taxes, depreciation and provisions	(782.1)	(104.2)	(5.8)	6.7	48.3
Income taxes / (tax benefits)	0.2	(2.6)	(5.2)	(2.8)	(8.4)
Net income (loss)	(781.3)	(140.9)	(110.2)	(46.1)	31.0
Dividends	—	—	—	—	—

Earnings per share (in €)
Earnings per share before depreciation and provisions but after Income taxes	(0.2)	(0.09)	NS	0.01	0.05
Earnings (loss) per share after income taxes and depreciation and provisions	(0.2)	(0.13)	(0.10)	(0.04)	0.03
Net dividend per share	—	—	—	—	—

Employees
Average number of employees	11	12,082	12,143	12,389	11,029
Total payroll costs (€ in millions)	0.8	259.1	265.8	255.3	227.4
Total employee benefit costs (€ in millions)	0.3	101.0	94.3	91.7	74.5

Corporate Organisation of the Group Euro Disney S.C.A.

HOLDING COMPANY

Euro Disney S.C.A. (the “Company”)

Euro Disney S.C.A. is the holding company of the Group and is the listed company. The main asset of the Company is its investment in 82% of the share capital of its subsidiary, Euro Disney Associés S.C.A. The general partner of the Company is EDL Participations S.A.S., a subsidiary of TWDC and the Management Company of the Company is Euro Disney S.A.S., also a subsidiary of TWDC.

OPERATING COMPANIES

Euro Disney Associés S.C.A. (“EDA”)

EDA operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch and the golf course and manages the real estate segment of the Group.

EDA is a direct subsidiary of the Company, which holds 82% of its share capital. The remaining 18% is held by two indirect subsidiaries of TWDC: EDL Corporation S.A.S. and Euro Disney Investments S.A.S. The general partners of EDA are Euro Disney Commandité S.A.S., a wholly-owned subsidiary of the Company, Euro Disney Investments S.A.S. and EDL Corporation S.A.S., two indirectly wholly-owned subsidiaries of TWDC. The Management Company is Euro Disney S.A.S.

EDL Hôtels S.C.A.

EDL Hôtels S.C.A. indirectly wholly-owned subsidiary of EDA, which operates all of the Hotels except the Disneyland Hotel and the Davy Crockett Ranch, and also Disney Village, is structured as a French limited partnership (société en commandite par actions) governed by the same principles as EDA.

The general partner of EDL Hôtels S.C.A. is EDL Hôtels Participations S.A.S, a French simplified corporation (société par actions simplifiée) wholly-owned by the Company. The Management Company of EDL Hôtels S.C.A. is Euro Disney S.A.S., which is also the Management Company of the Company and EDA.

Financing Companies

Effective October 1, 2003 (first day of Fiscal Year 2004), the Financing Companies described below were included in the consolidated reporting group (see paragraph entitled “Principles of Consolidation” discussed in Note 2 of the Consolidated Financial Statements).

Phase IA Financing Company

The Phase IA Financing Company, a company incorporated as a French partnership (société en nom collectif) owns Disneyland Park and leases it to EDA.

The partners of the Phase IA Financing Company are various banks, financial institutions and companies holding an aggregate participation of 83%, and Euro Disneyland Participations S.A.S., a French simplified corporation (société par actions simplifiée) and an indirect wholly-owned subsidiary of TWDC, holding a participation of 17%. The Group has no ownership interest in the Phase IA Financing Company. The Company is jointly liable for a significant portion of the indebtedness of the Phase IA Financing Company (approximately two-thirds of the outstanding indebtedness due under the Phase IA Credit Facility). The partners are subject to unlimited joint and several liability for the financial obligations of the Phase IA Financing Company. The banks that are parties to the Phase IA Credit Facility and the CDC with regards to CDC Prêts Participatifs, have effectively waived any recourse against the partners of the Phase IA Financing Company. The Phase IA Financing Company has generated tax losses due to interest charges during the construction period and depreciation expenses from Opening Day until December 31, 1996. The legal structure of the Phase IA Financing Company enabled its partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partner advances to the Phase IA Financing Company at an interest rate below the market rate.

The Phase IA Financing Company is managed by a management company, Société de Gérance d’Euro Disneyland S.A.S., a French simplified corporation (société par actions simplifiée) and an indirect wholly-owned subsidiary of TWDC.

PHASE IB FINANCING COMPANIES

The Phase IB Financing Companies are incorporated as French partnerships (société en nom collectif) and are governed by the same principles as the Phase IA Financing Company. Each of these companies (i) rents the land on which the related hotel or Disney Village, as the case may be, is located, from EDL Hôtels S.C.A., (ii) owns the related hotel or Disney Village, as the case may be, and (iii) leases the related hotel or Disney Village, to EDL Hôtels S.C.A.

The partners of the Phase IB Financing Companies are various banks and financial institutions that are creditors of the Phase IB Financing Companies. The Group has no ownership interest in the Phase IB Financing Companies. EDL Hôtels S.C.A., an affiliate of the Company, has guaranteed all the obligations of the Phase IB Financing Companies with respect to the loans extended by their lenders and partners. The partners of the Phase IB Financing Companies are normally subject to unlimited joint and several liability for the obligations of the Phase IB Financing Companies. However, the creditors of the Phase IB Financing Companies have waived any recourse against the partners of the Phase IB Financing Companies. The Phase IB Financing Companies have consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1995 with the exception of Centre de Divertissements Associés S.N.C., which generated tax losses until December 31, 1998. The legal structure of the Phase IB Financing Companies enabled their partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partner advances to the Phase IB Financing Companies at an interest rate below the market rate.

Pursuant to the respective by-laws of the Phase IB Financing Companies, the management company of each of the Phase IB Financing Companies is EDL Services S.A.S., a wholly-owned subsidiary of EDA.

Centre de Congrès Newport S.A.S.

Centre de Congrès Newport S.A.S., an indirect wholly-owned subsidiary of TWDC, entered into a ground lease with EDL Hôtels S.C.A. pursuant to which it financed and acquired the Newport Bay Club Convention Centre and, when completed, leased it back to EDL Hôtels S.C.A. EDL Hôtels S.C.A. has an option to repurchase such assets.

The Walt Disney Company Group US Entities
EDL Corporation S.A.S.
Euro Disney Investments S.A.S.
Walt Disney International France S.A.S.
EDL Participations S.A.S.
EDL Holding Company
Walt Disney Participations S.A.S.
Centre de Congrès Newport S.A.S.
Prince Alwaleed*
Shareholders
Euro Disney S.A.S.
Société de Gérance d'Euro Disneyland S.A.S.
Euro Disneyland S.N.C.
Euro Disneyland Participations S.A.S.
EURO DISNEY S.C.A.
Euro Disneyland Imagineering S.A.R.L.
Euro Disney Commandité S.A.S.
Euro Disney Associés S.C.A.
EDL Hôtels S.C.A.
EDL Services S.A.S.
EDL Hôtels
Hôtel New-York Associés S.N.C.
ED Resort Services S.A.S.
Newport Bay Club Associés S.N.C.
Val d'Europe Promotion S.A.S.
Les Villages Nature de Val d'Europe S.A.R.L.
Sequoia Lodge Associés S.N.C.
ED Spectacles S.A.R.L.
Cheyenne Hotel Associés S.N.C.
Euro Disney Vacances S.A.S.
Euro Disney Vacaciones S.A.
Hotel Santa Fe Associés S.N.C.
Convergence Achats S.A.R.L.
Centre de Divertissements Associés S.N.C.
SETEMO Imagineering S.A.R.L.
Débit de Tabac S.N.C.
ED Finances S.N.C. (4 entities)
100%
99.9%
39.78%
10%
50.22%
17%
18%
82%
99.99%
0.00001%
50%
80%
20%
40%
60%
Direct and/or indirect owned subsidiaries of TWDC
Direct and/or indirect owned subsidiaries of Euro Disney S.C.A.
Phase IA Financing Company
Phase IB Financing Companies
Ownership (%)
Management (Gérance)
General partner

* via KINGDOM 5-KR-135, Ltd, a company whose shares are held by trusts for the benefit of Prince Alwaleed and his family.

5-year Financial Review of the Group Euro Disney S.C.A.

	PRO-FORMA
(€ IN MILLIONS, EXCEPT WHERE INDICATED)	2005	2004(1)	2003(1)	2002	2001
Income statement data:
Segment revenues:
Resort segment	1,047.3	1,036.2	1,023.2	1,043.9	964.3
Real estate development segment	28.7	11.8	23.6	27.3	37.2
Total revenues	1,076.0	1,048.0	1,046.8	1,071.2	1,001.5
EBITDA(2)	117.1	122.9	181.6	239.8	239.2
Operating margin	(26.9)	(23.9)	32.1	175.7	185.2
Lease and net financial charges	(87.9)	(105.7)	(111.2)	(170.8)	(147.5)
Income before exceptional items	(114.8)	(129.6)	(79.1)	4.9	37.7
Net income (loss)	(94.9)	(145.2)	(58.3)	(33.1)	30.5
Earnings per Share (in €)	(0.03)	(0.14)	(0.05)	(0.03)	0.03

	PRO-FORMA
	2005	2004(1)	2003(1)	2002	2001
Cash flow and balance sheet data:
Cash flows from operating activities	18.4	124.6	124.7	48.7	143.6
Capital investments(3)	94.8	29.3	24.8	277.5	243.9
Consolidated assets	2,894.1	2,876.6	2,954.4	2,708.6	3,110.7
Consolidated borrowings	1,943.4	2,052.8 (4)	2,448.4	821.3	1,141.2
Consolidated equity and quasi-equity	295.7	(59.9)	85.6	1,397.6	1,430.7
Minority interests	106.3	339.6 (4)	(41.3)	—	—

	2005	2004	2003	2002	2001
Key Operating Indicators:
Theme Parks
Attendance (in millions of guests)	12.3	12.4	12.4	13.1	12.2
Average spending per guest (in €, excluding VAT)(5)	44.3	42.7	40.7	40.1	38.9
Hotels
Occupancy(6)	80.7%	80.5%	85.1%	88.2%	86.0%
Average spending per room (in e, excluding VAT)(7)	179.1	186.6	183.5	175.1	168.6

(1)	Effective October 1, 2003, the Group adopted new accounting rules mandated by the Financial Security Law with respect to the consolidation of Financing Companies that are not legally controlled by the Group. Pro-forma information for Fiscal Year 2003 is presented above to include the impact of this change in accounting principle as if it had been adopted as of 1 October 2002.
(2)	EBITDA represents operating margin before lease, net financial charges, depreciation and amortization, exceptional items and income taxes.
(3)	Capital Investments include additions to tangible and intangible assets as well as deferred charges. Effective October 1, 2002 (the first day of fiscal year 2003, the Group adopted new accounting rules with respect to major fixed asset renovations. As a result, major fixed asset renovation costs which were previously capitalized and deferred over a five-year period are accrued in advance on a straight-line basis as operating expense during the period between planned renovations.
(4)	Effective September 30, 2004, EDA, one of the Group’s consolidated financing companies, was recapitalized resulting in a €384.1 million decrease in borrowings and a corresponding increase in minority interests.
(5)	Average daily admission price and spending for food, beverage, merchandise and other services sold in the Theme Parks.
(6)	Average daily rooms sold as a percentage of total room inventory (approximately 5,800 rooms).
(7)	Average daily room price and spending on food, beverage, merchandise and other services sold in the Hotels.

© -Disney, Euro Disney S.C.A., société en commandite par actions, with a registered capital of 38,976,490.46 euros 334 173 887 RCS MEAUX – B.P.100 – 77777 Marne-la-Vallée Cedex 4 - France

EURO DISNEY S.C.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: January 27, 2006

	By:	/s/ KYLE BRADSHAW
	Name:	Kyle Bradshaw
	Title:	Vice President, Controller